Exhibit 99.1

Second Quarter 2011 Report to Shareholders

BMO Financial Group Reports Good Second Quarter Results, Earning $800 Million of Net Income

Financial Results Highlights:

Reported results for the quarter

•	Net income of $800 million, up $55 million from a year ago

•	EPS[1] of $1.34, up 6.3% from a year ago

•	ROE of 16.7%, up from 16.4% a year ago

•	Provisions for credit losses of $145 million (including the benefit of a $42 million reduction in the general allowance), down $104 million from a year ago

•	Specific provisions for credit losses of $187 million, down $62 million from a year ago

•	Common Equity Ratio remains strong, at 10.67%

Adjusted results2 for the quarter

•	Adjusted net income of $804 million, up $52 million from a year ago

•	Adjusted EPS of $1.35, up 5.5% from a year ago

Toronto, May 25, 2011 – For the second quarter ended April 30, 2011, BMO Financial Group reported net income of $800 million or $1.34 per share.

Today, BMO announced a third quarter dividend of $0.70 per common share, unchanged from the preceding quarter and equivalent to an annual dividend of $2.80 per common share.

“Earnings of $800 million in the quarter and strong year-to-date results in the operating groups have pushed BMO’s net income for the first six months of the year to almost $1.6 billion,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “We continue to see the benefit from investments in customer experience contributing to top-line growth and customer loyalty. We are encouraged by the generally improving trend we are seeing with respect to loan losses and our rising return on equity, which reached 16.7% in the quarter on a very strong capital base.

1	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise.
2	Results and measures in the MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Items excluded from second quarter 2011 results in the determination of adjusted results include an $11 million ($8 million after tax) charge to revenue for the hedge of foreign currency risk on the offer to purchase Marshall & Ilsley Corporation (M&I), costs of $25 million ($17 million after tax) for M&I integration planning, a $10 million ($9 million after tax) charge for amortization of acquisition-related intangible assets and a $42 million ($30 million after tax) decrease in the general allowance for credit losses. Management assesses performance on both a GAAP basis and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results and may enhance readers’ analysis of performance. Adjusted results and measures are non-GAAP and are detailed in the Net Income section and in the Non-GAAP Measures section at the end of Management’s Discussion and Analysis (MD&A), where such non-GAAP measures and their closest GAAP counterparts are disclosed.

“As we see the signs of a business-led recovery in both Canada and the United States, we believe that banks like ours have a unique institutional responsibility to play in that recovery. Our consistent approach to lending, in good times and more challenging times, continues to pay off with ongoing strength in P&C Canada commercial loans balances and market share, while maintaining our disciplined approach to risk management. With a Common Equity Ratio of 10.67%, BMO remains very well-capitalized relative to our global peers and has a strong balance sheet.

“Last week, shareholders of Marshall & Ilsley Corporation approved its acquisition by BMO. On every level, we are seeing a very positive response from employees of both BMO and M&I. Integration planning is moving forward and we are committed to delivering a seamless transition for customers. We look forward to welcoming M&I shareholders as BMO shareholders upon closing, which we continue to anticipate taking place in the third fiscal quarter.

“During the quarter, we completed the acquisition of Hong Kong-based Lloyd George Management, a highly regarded investment manager specializing in Asian and global emerging markets. In addition, we launched a referral arrangement with Agricultural Bank of China, providing our respective clients with access to cross-border private banking financial services.

“Notwithstanding some continuing uncertainty over global economic developments, BMO’s sustained momentum and the success of our initiatives to focus on the customer experience are serving us well. Our outlook remains positive,” concluded Mr. Downe.

Operating Segment Overview

P&C Canada

Net income was $401 million, up $7 million or 1.7% from a year ago. Reported results reflect provisions for credit losses in BMO’s operating groups on an expected loss basis. On a basis that adjusts reported results to reflect provisions on an actual loss basis, P&C Canada’s net income growth was strong, increasing $55 million or 16% to $391 million. There was good revenue growth, driven by volume growth across most products. Expense growth was higher this quarter, as expected, due to initiative spending and higher employment levels in the frontline sales force as we continued to invest in our strategic priorities.

We are proud of the improvements that we have made in enhancing the customer experience. We continue to invest in the capabilities of our workforce, improving processes and leveraging our performance management discipline, leading to broader and deeper conversations and relationships with our customers. As a result, customer loyalty, as measured by net promoter score, has improved in both our personal and commercial businesses and we have seen an increase in the average number of product categories used by both personal and commercial customers.

In personal banking, we continue to improve the productivity of our sales and distribution network. New branch openings and renovations continue, as we opened three new branches and redeveloped five in the first half of the year. We rolled out free coin-counting machines in new and renovated branches across Canada so customers and potential customers can trade in their coins and talk with us about any of their financial needs. We also made it more convenient for our customers to access their banking information via web-enabled mobile phones with the launch of BMO Mobile Banking in April. Consistent with our ongoing commitment to simplifying financial matters, we launched BMO SmartSteps for Parents, an online interactive hub to help parents educate their children on money management.

In commercial banking, our market share for loans to small and medium-sized businesses increased year over year and we continue to rank second in Canadian business lending market share. In March, we launched Online Banking for Business, which provides customers with a comprehensive view of their financial information, accounts and banking services, in an integrated, secure, user-friendly environment. In addition, to better serve the unique personal and business needs of Canadian entrepreneurs, we have added 60 small business bankers and are planning to have a total of 150 in our branches across Canada by the end of the year. These dedicated banking specialists understand the unique challenges of the small business owner. They can help them choose the right banking products for their businesses and advise them on the selection of specially bundled banking solutions and the use of tools such as BMO SmartSteps for Business. Our goal is to become the bank of choice for businesses across Canada, by providing the knowledge, advice and guidance our business customers want. More frequent interactions with our customers have improved the quality of our customer conversations, driving higher commercial banking revenues.

BMO Financial Group Second Quarter Report 2011 • 1

P&C U.S. (all amounts in US$)

Net income of $43 million decreased $2 million or 2.8% from $45 million a year ago. The benefit of the Rockford, Illinois-based bank transaction and organic revenue growth was more than offset by a higher provision for credit losses under BMO’s expected loss provisioning methodology and an increase in the impact of impaired loans. Solid revenue growth was largely attributable to improved net interest margin, which was primarily driven by improved loan and deposit spreads, coupled with deposit balance growth.

On a basis that adjusts for the impact of impaired loans, a reduction in the Visa litigation accrual and acquisition integration costs, net income was $63 million, an increase of $2 million or 4.1% from a year ago.

Harris was recently ranked as the most reputable U.S. bank by Reputation Institute in its study conducted in collaboration with American Banker. This is the second year the study has been conducted and Harris improved on its top 10 ranking of the previous year.

We continue to focus on the customer experience, as reflected in our high loyalty scores. Our personal net promoter score was 42 for the second quarter of 2011, up from 41 in the preceding quarter, and remains very strong compared to the scores of our major competitors.

During the quarter, we were proud to participate in Money Smart Week, a promotion coordinated by the Federal Reserve Bank of Chicago and various partner organizations. We hosted financial education sessions in many locations throughout Illinois and Northwest Indiana as part of a series of free classes and activities designed to help consumers better manage their personal finances. We also contributed to the scholarship prizes for the Money Smart Kid Essay Contest winners in select districts.

As part of our Harris Helpful Steps program, we recently launched Harris Helpful Steps for small business. The program is designed to help small businesses achieve success by helping them focus on their individual and unique financial needs.

Our commercial bank segment is seeing opportunities to further expand the business and is making progress toward establishing Harris as the premier commercial bank in the Midwest. The performance of select commercial banking segments has been strong, including corporate finance, business banking and the food and consumer segments. Commercial banking continues to add high quality new clients to its client base in fiscal 2011 with a focus on larger clients and high-return relationships. The current revenue pipeline is strong, particularly in diversified industries, corporate finance, financial institutions and the food and consumer sectors.

Private Client Group (PCG)

Net income was $101 million, down $14 million or 13% from the same quarter a year ago. Private Client Group net income, excluding the insurance business, increased $29 million or 41% to $100 million as we continue to see growth across all other PCG businesses. Insurance net income was $1 million for the quarter, down $43 million from a year ago. Insurance income was lowered by the $47 million after-tax impact of unusually high claims related to the earthquakes in Japan and New Zealand.

Revenue was $582 million, up $24 million or 4.5% from the prior year, and up 13% adjusted for the earthquake-related reinsurance claims. PCG revenue, excluding the insurance business, was up 15%, with all non-insurance businesses increasing revenue as we remain focused on continuing to deliver the high level of service and advice that our clients expect. Insurance revenue was down significantly as higher net premium revenue was more than offset by higher reinsurance claims related to the earthquakes that decreased revenue by $50 million.

Assets under management and administration of $284 billion improved by $35 billion or 14%, after adjusting to exclude the impact of the weaker U.S. dollar.

During the quarter, BMO’s Exchange Traded Fund (ETF) business reached $2 billion in assets under management, achieving this milestone in less than two years. This rapid growth speaks to the rising demand among Canadian investors for innovative, transparent, low-cost investment options. In 2009, BMO began offering ETFs and has since led the industry in introducing innovative ETF products to meet investor needs, currently offering a total of 40 ETFs in its broad product line-up.

During the quarter, World Finance magazine named BMO Harris Private Banking as Best Private Bank in Canada for 2011, recognizing the quality of the customer service and support that set BMO apart from its competitors.

On April 28, 2011, we completed the acquisition of Lloyd George Management (LGM), an independent investment manager specializing in Asian and global emerging markets. The acquisition bolsters our portfolio management capabilities in Asian and emerging markets and added $5 billion to our assets under management.

2 • BMO Financial Group Second Quarter Report 2011

BMO Capital Markets

Net income for the quarter of $235 million decreased $25 million or 9.4% from a year ago. Return on equity was 21.4%, compared with 24.9% a year ago. Revenue decreased by $84 million from the very strong levels of a year ago to $836 million, primarily due to a more challenging trading environment. However, mergers and acquisitions and debt underwriting revenues continued to rebound from a year ago and have benefited from consistent performance through the first half of the year.

BMO Capital Markets has achieved improved results on a year-to-date basis. Building on our performance of the first six months of 2011 and the continued momentum from our strategic initiatives, we believe we are well positioned for the remainder of the year.

During the quarter, BMO Capital Markets was recognized for its focus on client service by being named the world’s Best Metals & Mining Investment Bank for the second year in a row by Global Finance magazine, an acknowledgment of our experience and deep sector knowledge.

BMO Capital Markets participated in 156 new issues in the quarter including 52 corporate debt deals, 33 government debt deals, 65 common equity transactions and six issues of preferred shares, raising $50 billion.

Corporate Services

Corporate Services net income in the quarter was $21 million, an improvement of $91 million from the prior year. Revenues were $148 million better, primarily due to higher interest on the settlement of certain income tax matters, a lower group teb offset, the favourable impact of hedging activities relative to a year ago and higher securitization-related revenues mainly due to a credit card securitization in the current quarter. Expenses were $88 million higher, mainly due to increased technology investment spending, costs relating to planning for the M&I integration and higher employee costs. Provisions for credit losses were better by $86 million, contributing $60 million to Corporate Services improved net income, as a result of lower provisions charged to Corporate under BMO’s expected loss provisioning methodology, including a $42 million reduction in the general allowance in the current quarter. BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the client operating groups, and the difference between expected losses and actual losses is charged (or credited) to Corporate Services.

Acquisition of Marshall & Ilsley Corporation

During the first quarter, we announced the signing of a definitive agreement to acquire Marshall & Ilsley Corporation (M&I), a Milwaukee, Wisconsin-based bank holding company with consolidated assets of approximately US$50 billion, in a common stock-for-common stock transaction that valued M&I at approximately Cdn$4.1 billion at the time of the announcement. In addition, a subsidiary has entered into an agreement with the U.S. Treasury Department to purchase the Troubled Asset Relief Program (“TARP”) preferred shares and warrant issued by M&I. The transaction is expected to close in the third quarter of fiscal 2011, subject to customary closing conditions including regulatory approvals. M&I’s shareholders approved the transaction on May 17.

The combination of M&I with our existing U.S. operations, which will operate on a combined basis as BMO Harris Bank, would more than double our U.S. branch count to almost 700 and grow assets under management and administration to US$300 billion. Our U.S. on-balance sheet assets would increase by approximately 41% (based on average assets) and annual U.S. revenues would be approximately US$5 billion. The combined U.S. businesses would create the 12th largest commercial bank in the United States as ranked by assets. Pro-forma financial positions and results are as at or for the quarters ended April 30, 2011 for BMO and March 31, 2011 for M&I. The pro-forma commercial bank ranking uses March 31, 2011 data for BMO’s U.S. business as well as for M&I and the other commercial banks, based on filings with U.S. regulators.

The acquisition provides an excellent strategic, financial, and cultural fit, transforming and strengthening our U.S. retail and commercial banking and wealth management businesses by increasing scale and providing a strong entry point into new and attractive markets. The six Midwest states where we will have a significant footprint together have GDP and a population comparable to Canada’s and, as such, our U.S. market will be as large as our Canadian domestic market. Our U.S. customers and communities will benefit from the combination of two organizations with complementary businesses and capabilities, a comparable focus on providing an excellent customer experience and a long history of supporting their shareholders’ interests. The strengths of the two operations are complementary and leveraging the greater strengths of each provides the opportunity to benefit from the greater capability across the combined business.

Both organizations have considerable experience with integrating acquired businesses. Preparation for integration is well underway and is being overseen by a dedicated project integration management office. At the time of the announcement, we indicated that we anticipated cost savings of US$250 million, but now expect that annual cost savings will exceed US$300 million. We also expect there to be opportunities to add to revenues through expanded access to existing and new markets with increased brand awareness and a better ability to compete in the market.

We anticipate that in fiscal 2011, M&I will contribute modestly positive net income to BMO’s consolidated results, excluding restructuring and integration costs. As previously disclosed, we may complete a common share offering of less than $400 million prior to the closing of the transaction.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2011 • 3

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the six months ended
	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	Change from April 30, 2010	April 30, 2011	April 30, 2010	Change from April 30, 2010
Income Statement Highlights
Total revenue	$3,217	$3,346	$3,229	$2,907	$3,049	5.5%	$6,563	$6,074	8.1%
Provision for credit losses	145	248	253	214	249	(41.8)	393	582	(32.5)
Non-interest expense	2,023	2,046	2,023	1,898	1,830	10.5	4,069	3,669	10.9
Net income	800	776	739	669	745	7.5	1,576	1,402	12.5
Net Income by Operating Segment
Personal & Commercial Banking Canada	$401	$444	$419	$425	$394	1.7%	$845	$797	5.9%
Personal & Commercial Banking U.S.	42	42	39	40	46	(9.2)	84	97	(13.4)
Private Client Group	101	153	129	105	115	(12.7)	254	226	12.1
BMO Capital Markets	235	257	214	130	260	(9.4)	492	472	4.3
Corporate Services (a)	21	(120)	(62)	(31)	(70)	131.4	(99)	(190)	48.5
Common Share Data ($)
Diluted earnings per share	$1.34	$1.30	$1.24	$1.13	$1.26	$0.08	$2.64	$2.38	$0.26
Diluted adjusted earnings per share (b)	1.35	1.32	1.26	1.14	1.28	0.07	2.66	2.41	0.25
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	-	1.40	1.40	-
Book value per share	34.22	34.21	34.09	33.13	32.04	2.18	34.22	32.04	2.18
Closing share price	62.14	57.78	60.23	62.87	63.09	(0.95)	62.14	63.09	(0.95)
Total market value of common shares ($ billions)	35.4	32.8	34.1	35.4	35.3	0.1	35.4	35.3	0.1

	As at
	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	Change from April 30, 2010
Balance Sheet Highlights
Assets	$413,228	$413,244	$411,640	$397,386	$390,166	5.9%
Net loans and acceptances	174,696	176,914	176,643	173,555	169,753	2.9
Deposits	253,387	251,600	249,251	242,791	239,260	5.9
Common shareholders’ equity	19,494	19,422	19,309	18,646	17,944	8.6

	For the three months ended						For the six months ended
	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010		April 30, 2011	April 30, 2010
Financial Measures and Ratios (% except as noted) (c)
Average annual five year total shareholder return	4.4	1.7	5.9	5.6	7.2		4.4	7.2
Diluted earnings per share growth	6.3	16.1	11.7	16.5	+100		10.9	+100
Diluted adjusted earnings per share growth (b)	5.5	16.4	6.9	8.7	22.2		10.6	35.1
Return on equity	16.7	15.7	15.1	13.7	16.4		16.2	15.3
Adjusted return on equity (b)	16.8	15.9	15.3	13.9	16.6		16.3	15.5
Net economic profit (loss) ($ millions) (b)	293	255	225	158	264		548	435
Net economic profit (NEP) growth (b)	11.3	48.6	40.8	+100	+100		26.0	+100
Operating leverage	(5.0)	(0.7)	(5.7)	(3.8)	17.9		(2.8)	20.8
Adjusted operating leverage (b)	(3.3)	(0.7)	(7.4)	(4.1)	2.6		(2.0)	7.4
Revenue growth	5.5	10.6	8.0	(2.4)	14.8		8.1	19.2
Non-interest expense growth	10.5	11.3	13.7	1.4	(3.1)		10.9	(1.6)
Adjusted non-interest expense growth (b)	9.2	11.3	13.7	1.5	3.6		10.2	1.8
Non-interest expense-to-revenue ratio	62.9	61.2	62.6	65.3	60.0		62.0	60.4
Adjusted non-interest expense-to-revenue ratio (b)	61.6	60.9	62.3	65.0	59.7		61.2	60.1
Provision for credit losses-to-average loans and acceptances (annualized)	0.33	0.56	0.58	0.50	0.59		0.45	0.69
Effective tax rate	22.02	24.51	20.56	13.44	21.35		23.27	21.09
Gross impaired loans and acceptances-to-equity and allowance for credit losses	11.58	12.84	13.55	13.54	15.20		11.58	15.20
Cash and securities-to-total assets ratio	35.9	35.6	35.0	34.6	35.8		35.9	35.8
Common equity ratio	10.67	10.15	10.26	10.27	9.83		10.67	9.83
Tier 1 capital ratio	13.82	13.02	13.45	13.55	13.27		13.82	13.27
Total capital ratio	17.03	15.17	15.91	16.10	15.69		17.03	15.69
Credit rating (d)
DBRS	AA	AA	AA	AA	AA		AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-		AA-	AA-
Moody’s	Aa2	Aa2	Aa2	Aa2	Aa2		Aa2	Aa2
Standard & Poor’s	A+	A+	A+	A+	A+		A+	A+
Twelve month total shareholder return	3.2	16.6	26.4	22.4	68.7		3.2	68.7
Dividend yield	4.51	4.85	4.65	4.45	4.44		4.51	4.44
Price-to-earnings ratio (times)	12.4	11.7	12.7	13.6	14.1		12.4	14.1
Market-to-book value (times)	1.82	1.69	1.77	1.90	1.97		1.82	1.97
Return on average assets	0.80	0.74	0.72	0.67	0.78		0.77	0.72
Net interest margin on average earning assets	1.89	1.82	1.89	1.88	1.88		1.86	1.87
Non-interest revenue-to-total revenue	49.6	51.4	50.2	46.0	50.1		50.5	49.7
Equity-to-assets ratio	5.4	5.3	5.3	5.3	5.3		5.4	5.3

All ratios in this report are based on unrounded numbers.

(a)	Corporate Services includes Technology and Operations.
(b)	These are non-GAAP measures. Refer to the Non-GAAP Measures section at the end of Management’s Discussion and Analysis for an explanation of the use and limitations of Non-GAAP measures and detail on the items that have been excluded from results in the determination of adjusted measures. NEP, a non-GAAP measure, is explained in the Other Value Measures section in the MD&A. Earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(c)	For the period ended, or as at, as appropriate.
(d)	For a discussion of the significance of these credit ratings, see “Credit Rating” on p.15 of Management’s Discussion and Analysis.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Management’s Discussion and Analysis

MD&A commentary is as of May 25, 2011. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended April 30, 2011, included in this document, and the annual MD&A for the year ended October 31, 2010, included in BMO’s 2010 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

(Unaudited) (Canadian $ in millions, except as noted)	Q2-2011	Increase (Decrease) vs. Q2-2010		Increase (Decrease) vs. Q1-2011		YTD-2011	Increase (Decrease) vs. YTD-2010

Net interest income	1,620	98	6%	(7)	-	3,247	193	6%
Non-interest revenue	1,597	70	5%	(122)	(7%)	3,316	296	10%

Revenue	3,217	168	6%	(129)	(4%)	6,563	489	8%
Specific provision for credit losses	187	(62)	(25%)	(61)	(25%)	435	(147)	(25%)
Decrease in the general allowance	(42)	(42)	nm	(42)	nm	(42)	(42)	nm

Total provision for credit losses	145	(104)	(42%)	(103)	(42%)	393	(189)	(33%)
Non-interest expense	2,023	193	11%	(23)	(1%)	4,069	400	11%
Provision for income taxes	231	24	12%	(27)	(10%)	489	105	27%
Non-controlling interest in subsidiaries	18	-	-	-	-	36	(1)	(3%)

Net income	800	55	7%	24	3%	1,576	174	12%

Adjusted net income (1)	804	52	7%	20	3%	1,588	172	12%

Earnings per share – basic ($)	1.35	0.08	6%	0.04	3%	2.65	0.25	10%
Earnings per share – diluted ($)	1.34	0.08	6%	0.04	3%	2.64	0.26	11%
Adjusted earnings per share – diluted ($) (1)	1.35	0.07	5%	0.03	2%	2.66	0.25	10%
Return on equity (ROE)	16.7%		0.3%		1.0%	16.2%		0.9%
Adjusted ROE (1)	16.8%		0.2%		0.9%	16.3%		0.8%
Productivity ratio	62.9%		2.9%		1.7%	62.0%		1.6%
Adjusted productivity ratio (1)	61.6%		1.9%		0.7%	61.2%		1.1%
Operating leverage	(5.0%)		nm		nm	(2.8%)		nm
Adjusted operating leverage (1)	(3.3%)		nm		nm	(2.0%)		nm
Net interest margin on earning assets	1.89%		0.01%		0.07%	1.86%		(0.01%)
Effective tax rate	22.0%		0.6%		(2.5%)	23.3%		2.2%

Capital Ratios:
Tier 1 Capital Ratio	13.82%		0.55%		0.80%	13.82%		0.55%
Common Equity Ratio	10.67%		0.84%		0.52%	10.67%		0.84%

Net income:
Personal and Commercial Banking	443	3	1%	(43)	(9%)	929	35	4%
P&C Canada	401	7	2%	(43)	(10%)	845	48	6%
P&C U.S.	42	(4)	(9%)	-	-	84	(13)	(13%)
Private Client Group	101	(14)	(13%)	(52)	(34%)	254	28	12%
BMO Capital Markets	235	(25)	(9%)	(22)	(9%)	492	20	4%
Corporate Services, including Technology and Operations (T&O)	21	91	+100%	141	+100%	(99)	91	49%

BMO Financial Group Net Income	800	55	7%	24	3%	1,576	174	12%

(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the MD&A, which outlines the use of non-GAAP measures in this document.

nm – not meaningful.

4 • BMO Financial Group Second Quarter Report 2011

Management’s Responsibility for Financial Information

Bank of Montreal’s Chief Executive Officer and Chief Financial Officer have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended April 30, 2011 and relating to the design of our disclosure controls and procedures and internal control over financial reporting. Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at April 30, 2011, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

Bank of Montreal’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable; ensure receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of Bank of Montreal; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in our internal control over financial reporting during the quarter ended April 30, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As in prior quarters, Bank of Montreal’s audit committee reviewed this document, including the unaudited interim consolidated financial statements, and Bank of Montreal’s Board of Directors approved the document prior to its release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2010 Annual Report, which can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.

With respect to the M&I transaction, such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings and other impacts on earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.

In calculating the pro-forma impact of Basel III on our regulatory capital and regulatory capital ratios, we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimates. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at April 30 or as close to April 30 as was practical. The impacts of the changes from IFRS are based on our analysis to date, as set out in Transition to International Financial Reporting Standards in the Future Changes in Accounting Policies – IFRS section in our 2010 Annual Report and later in this document. In calculating the impact of M&I on our capital position, our estimates reflect expected RWA and capital deductions at closing based on anticipated balances outstanding and credit quality at closing and our estimate of their fair value. It also reflects our assessment of goodwill, intangibles and deferred tax asset balances that would arise at closing. The Basel rules could be subject to further change, which may impact the results of our analysis. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

In determining the impact of reductions to overdraft fees and interchange fees in the U.S. Legislative Developments section, we have assumed that business volumes remain consistent with our expectations, that the rules on interchange fees are adopted as currently proposed and that certain management actions are implemented that will modestly reduce the impact of the rules on our revenues.

Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

BMO Financial Group Second Quarter Report 2011 • 5

Economic Outlook and Review

Canada’s economy strengthened in the past two calendar quarters, on continued growth in business investment, healthy consumer spending and a pickup in exports. Underpinned by high commodity prices, low interest rates and improved U.S. demand, the economy is expected to grow at a moderately strong rate of 2.9% in 2011, down only modestly from the 3.1% rate of last year. A strong Canadian dollar and a shift toward more restrictive monetary and fiscal policies are expected to restrain economic growth to 2.7% in 2012. Higher interest rates and stricter mortgage qualifying rules will likely temper activity in the housing market, slowing growth in residential mortgages. However, robust business investment, especially in the resource-producing regions, should support commercial loan demand. An expected resumption of interest rate increases by the Bank of Canada later this year, along with high commodity prices, should keep the Canadian dollar trading above parity with the U.S. dollar in the year ahead.

The U.S. economic expansion is continuing as a result of expansive monetary and fiscal policies, healthy global demand and a weaker currency, though it has been held back by municipal spending reductions. Improved job growth and an easing in automobile financing conditions have supported consumer spending and led to an upturn in demand for consumer credit. Business investment in new machinery continues to expand briskly. However, the housing market remains weak, restrained by restrictive mortgage lending standards and an overhang of unsold properties. The U.S. economy is projected to grow at a moderate rate of 2.7% in 2011, down from 2.9% last year, then strengthen to 3.1% in 2012. Despite firmer growth and higher inflation, the Federal Reserve will likely maintain its low-interest rate policy until early next year amid still-high unemployment and an expected stabilization in commodity prices. The improved economy and low interest rates should support capital markets activity this year.

In the Midwest, where the bulk of our U.S. operations are located, the economy continues to improve amid rising exports and manufacturing activity and higher agricultural prices. Growth is expected to strengthen moderately in the year ahead, at a pace consistent with the overall U.S. economy, supporting consumer and business loan demand. Improved job growth should lead to a moderate increase in home sales and residential mortgage demand later this year.

This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were decreased relative to the second quarter of 2010 and first quarter of 2011 by the weakening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate, expressed in terms of the Canadian dollar cost of a U.S. dollar, fell by 6.3% from a year ago and by 4.5% from the average of the first quarter of 2011. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

(Canadian $ in millions, except as noted)	Q2-2011		YTD-2011 vs.
	vs. Q2-2010	vs. Q1-2011	YTD-2010

Canadian/U.S. dollar exchange rate (average)
Current period	0.9623	0.9623	0.9852
Prior period	1.0274	1.0074	1.0433
Increased (decreased) revenue	(50)	(35)	(88)
Decreased (increased) expense	33	23	58
Decreased (increased) provision for credit losses	5	4	12
Decreased (increased) income taxes and non- controlling interest in subsidiaries	5	3	5

Increased (decreased) net income	(7)	(5)	(13)

At the start of each quarter, BMO assesses whether to enter into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. As a result, the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuation on earnings for the year. Over the course of the current quarter, the U.S. dollar weakened, as the exchange rate decreased from Cdn$1.0015 per U.S. dollar at January 31, 2011 to an average of Cdn$0.9623. Hedging transactions resulted in an after-tax gain of $4 million for the quarter and $3 million for the year to date. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months.

The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.

Other Value Measures

BMO’s average annual total shareholder return for the five-year period ended April 30, 2011 was 4.4%.

Net economic profit (NEP) was $293 million, compared with $255 million in the first quarter and $264 million in the second quarter of 2010. NEP is a non-GAAP measure. NEP of $293 million represents the net income that is available to common shareholders ($766 million), plus the after-tax amortization of intangible assets ($9 million), net of a charge for capital ($482 million), and is considered an effective measure of added economic value. Please see the Non-GAAP Measures section at the end of the MD&A for a discussion on the use and limitations of non-GAAP measures.

6 • BMO Financial Group Second Quarter Report 2011

Net Income

Q2 2011 vs Q2 2010

Net income was $800 million for the second quarter of 2011, up $55 million or 7.5% from a year ago. Earnings per share were $1.34, up 6.3% from $1.26 a year ago.

    Management assesses performance on both a GAAP basis and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Adjusted results for the second quarter of 2011 exclude the following items:

•	charge to revenue for hedge of foreign currency risk on the offer to purchase M&I of $11 million ($8 million after tax);
•	costs relating to planning for the M&I integration of $25 million ($17 million after tax);
•	amortization of acquisition-related intangible assets of $10 million ($9 million after tax); and
•	decrease in the general allowance of $42 million ($30 million after tax).

Adjusted net income was $804 million for the second quarter of 2011, up $52 million or 6.9% from a year ago. Adjusted earnings per share were $1.35, up 5.5% from $1.28 a year ago. Adjusted results and measures are non-GAAP. Adjusted results and items excluded in determining adjusted results are disclosed in more detail in the GAAP and Related Non-GAAP Results and Measures Used in the MD&A section at the end of the MD&A.

    There was solid revenue growth across each of the operating groups, except in BMO Capital Markets which had stronger trading revenues a year ago, and improved revenues in Corporate Services. Non-interest revenue and net income in Private Client Group were reduced by $50 million ($47 million after tax) of reinsurance claims related to the earthquakes in Japan and New Zealand. Expenses were higher, with all operating groups except BMO Capital Markets up relative to a year ago. There was increased performance-based compensation, in line with higher revenues, and expense growth due to continued investment spending, acquisitions and costs relating to planning for the M&I integration.

    Provisions for credit losses in the current quarter were $104 million lower, including the impact of a $42 million reduction in the general allowance for credit losses in the current quarter. The U.S. credit environment was weaker a year ago and credit quality in the loan portfolios is more favourable than a year ago.

Q2 2011 vs Q1 2011

Net income increased $24 million or 3.3% from the first quarter and earnings per share increased $0.04 or 3.1% from $1.30.

    Revenue decreased and there was a modest reduction in expenses. The provision for credit losses was lower than in the first quarter due in part to the reduction in the general allowance for credit losses. Income taxes in the first quarter were elevated by a provision for prior periods’ income taxes in the U.S. segment of BMO Capital Markets.

Q2 YTD 2011 vs Q2 YTD 2010

Net income increased $174 million or 12% to $1,576 million. Adjusted net income increased $172 million or 12% to $1,588 million. There was strong growth in revenue and reduced provisions for credit losses, with an increase in expense for the reasons outlined above. There was increased net income in each of the operating groups except P&C U.S.

Revenue

BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes the revenues of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions.

    Total revenue for the second quarter of 2011 increased $168 million or 5.5% from a year ago. Adjusted revenue increased $179 million or 5.9%. The reinsurance claims related to the earthquakes and the weaker U.S. dollar each decreased revenue growth by $50 million or 1.6 percentage points. There was solid growth in net interest income and also in non-interest revenue, the latter of which was reduced by the earthquake-related claims.

    Revenue decreased $129 million or 3.8% from the first quarter. The reduction in revenue was largely due to lower non-interest revenue, including the impact of earthquake-related reinsurance claims. There were reduced revenues across each of the operating groups with a significant increase in Corporate Services. The impact of three fewer days in the second quarter lowers both net interest and non-interest revenue relative to the first quarter. The weaker U.S. dollar decreased revenue growth by $35 million or 1.0 percentage points.

    Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

BMO Financial Group Second Quarter Report 2011 • 7

Net Interest Income

Net interest income increased $98 million or 6.4% from a year ago, with solid growth in P&C Canada, P&C U.S., Private Client Group and Corporate Services. Higher average earning assets drove the overall increase.

BMO’s overall net interest margin increased by 1 basis point year over year to 1.89%. There was a modest increase in P&C Canada and solid increases in each of the other groups, except BMO Capital Markets. Higher net interest income in Corporate Services also contributed to the overall increase in net interest margin. Increased margin in P&C Canada was primarily driven by higher spreads in personal lending products. In P&C U.S., the increase was mainly due to higher loan and deposit spreads, coupled with deposit balance growth. In Private Client Group, the increase was due to higher deposit balances and spreads in our brokerage businesses, as well as higher loan and deposit balances in Canadian private banking. The reduction in net interest margin in BMO Capital Markets was primarily attributable to lower trading net interest income.

Average earning assets increased $20.3 billion or 6.1% relative to a year ago, and adjusted to exclude the impact of the weaker U.S. dollar, increased by $28.2 billion. Higher asset levels were attributable to loan growth in P&C Canada, increased trading assets in BMO Capital Markets and increases in personal loans in Private Client Group’s Canadian private banking business. There were also higher cash balances, representing increased deposits with the U.S. Federal Reserve. P&C U.S. average earning assets were lower as credit and economic conditions continue to affect credit utilization. There was improved commercial loan utilization in certain categories but client loan run-off and new mortgage originations sold in the secondary market offset the effects of new originations and the Rockford transaction.

Relative to the first quarter, net interest income decreased $7 million or 0.4%. Decreases in BMO Capital Markets and P&C Canada were partially offset by higher net interest income in Private Client Group and Corporate Services.

BMO’s overall net interest margin increased 7 basis points from the first quarter to 1.89% due to increased net interest income in Corporate Services and improved spreads in P&C U.S., partially offset by decreased spreads in P&C Canada and BMO Capital Markets. The margin improvement in P&C U.S. was due to improved deposit spreads and a favourable change in mix of loan balances, partially offset by a decrease in deposit balances. The improvement in Private Client Group was due to higher balances in the brokerage and private banking businesses. Net interest margin in P&C Canada decreased 7 basis points due to continued low interest rates in the competitive environment, resulting in lower mortgage, commercial loan and term deposit spreads. The reduction was also attributable to the impact of unfavourable mix from a lower proportion of card balances and deposits. BMO Capital Markets spread declined, mainly due to lower dividend income.

Average earning assets decreased $2.2 billion or 0.6% from the first quarter but adjusted to exclude the impact of the weaker U.S. dollar, increased $2.6 billion. The reduction was primarily attributable to a decrease in BMO Capital Markets due to lower trading assets and loan balances. P&C Canada average earning assets increased 6.0% year over year and 1.0% quarter over quarter.

Year to date, net interest income increased $193 million or 6.3%, due to higher revenues in Corporate Services, related to a reduced teb offset, and margin improvement in P&C Canada, P&C U.S. and Private Client Group. P&C Canada also benefited from asset growth. These increases were partially offset by lower trading net interest income in BMO Capital Markets.

BMO’s overall net interest margin decreased by 1 basis point to 1.86% for the year to date. The margin increase in P&C Canada was due to higher spreads in personal lending products. P&C U.S. margin increased due to improved deposit spreads and balances and a favourable change in mix of loan balances. Private Client Group margin increased primarily due to deposit balance growth and wider spreads in the brokerage businesses, partially offset by growth in insurance assets, which have no net interest income impact. BMO Capital Markets experienced lower trading spreads and together with Corporate Services held higher deposits with the U.S. Federal Reserve.

Average earning assets for the year to date increased $22.7 billion or 6.9% relative to a year ago, or by $29.9 billion adjusted to exclude the impact of the weaker U.S. dollar. On a Canadian dollar basis, there was organic growth in P&C Canada, Private Client Group and BMO Capital Markets, combined with an increase in Corporate Services. In P&C U.S., there was improved commercial loan utilization in certain categories but client loan run-off and new mortgage originations sold in the secondary market offset the effects of new originations and the Rockford acquisition. Private Client Group had earning asset growth across most lines of business and in BMO Capital Markets there was growth in trading assets. Higher cash resources, primarily deposits with the U.S. Federal Reserve, accounted for the majority of the increase in Corporate Services.

Net Interest Margin (teb)*

(In basis points)	Q2-2011	Increase (Decrease) vs. Q2-2010	Increase (Decrease) vs. Q1-2011	YTD-2011	Increase (Decrease) vs. YTD-2010

P&C Canada	293	2	(7)	297	4
P&C U.S.	430	75	26	417	72

Personal and Commercial Client Group	315	12	(2)	316	13
Private Client Group	310	30	18	301	21
BMO Capital Markets	76	(25)	(4)	78	(19)
Corporate Services, including Technology and Operations (T&O)**	nm	nm	nm	nm	nm

Total BMO	189	1	7	186	(1)

Total Canadian Retail***	295	3	(7)	298	5

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins, and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.
**	Corporate Services net interest income is negative and lowered BMO’s overall net interest margin to a greater degree in 2010 than in 2011.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.

nm - not meaningful

8 • BMO Financial Group Second Quarter Report 2011

Non-Interest Revenue

Non-interest revenue is detailed in the attached summary unaudited consolidated financial statements. Non-interest revenue in the current quarter increased $70 million or 4.6% from a year ago. The growth was mostly attributable to an increase in Corporate Services, partially offset by decreases in the other operating groups. Private Client Group non-interest revenue was modestly higher but had strong growth excluding the impact of earthquake-related reinsurance claims.

Non-interest revenue in Corporate Services increased due to the favourable impact of hedging activities relative to a year ago, which increased other non-interest revenue, and higher securitization revenues largely related to a credit card loan securitization in the current quarter. In the quarter, we securitized $1.3 billion of credit card loans and $1.4 billion of residential mortgage loans. There was strong growth in securities commissions. There were also healthy increases in mutual fund revenues and underwriting and advisory fees. There were reductions in trading revenues, due to a challenging trading environment and reduced client activity, and insurance income due to the earthquake-related reinsurance claims.

Relative to the first quarter, non-interest revenue decreased $122 million or 7.0%. The reduction was attributable to significant decreases in BMO Capital Markets and Private Client Group, partially offset by increases in Corporate Services. There were large decreases in trading and insurance revenues, the latter driven by the earthquake-related reinsurance claims and the adverse effects of unfavourable market movements on policyholder liabilities relative to the prior quarter. Non-interest revenue increased in Corporate Services primarily due to higher securitization revenues mainly due to the credit card loan securitization in the current quarter.

Year to date, non-interest revenue increased $296 million or 9.8%. There was very strong growth in BMO Capital Markets non-interest revenue due to increases in underwriting and advisory fees and securities commissions. Private Client Group non-interest revenue benefited from growth in securities commissions and mutual fund revenues, while good growth in insurance revenue was more than offset by the earthquake-related reinsurance claims. P&C Canada non-interest revenue growth was driven by the inclusion of two more months of Diners Club North American franchise results in the current year and higher mutual fund revenue. Growth in Corporate Services non-interest revenue was largely due to the favourable impact of hedging activities relative to a year ago, which increased other non-interest revenue.

Non-Interest Expense

Non-interest expense is detailed in the attached summary unaudited consolidated financial statements. Non-interest expense for the second quarter of 2011 increased $193 million or 10.5% from a year ago to $2,023 million. Adjusted non-interest expense increased $166 million or 9.2% from a year ago to $1,988 million. Adjusted expense excludes the amortization of acquisition-related intangible assets and costs relating to planning for the M&I integration. There were increases in employee compensation, due in part to higher performance-based compensation, in line with improved revenues. There were also continued investments in the business including staffing increases across groups and higher costs from acquisitions, including the Rockford-based bank, and from costs of planning for the integration of M&I, including increased professional fees. Computer and equipment costs, professional fees and travel expense also increased. The weaker U.S. dollar reduced expense growth by $33 million or 1.8 percentage points, but the harmonized sales tax, implemented in both Ontario and British Columbia on July 1, 2010, increased expenses year over year by approximately two-thirds of that amount.

Relative to the first quarter, non-interest expense decreased $23 million or 1.1%, a decrease equivalent to the impact of the weaker U.S. dollar. There were increases in computer and equipment costs and professional fees. Employee compensation decreased due largely to the annual cost of stock-based compensation for employees eligible to retire that is expensed in the first quarter.

Non-interest expense for the year to date increased $400 million or 10.9%. Adjusted non-interest expense increased $372 million or 10.2%. There was growth in employee compensation, including performance-based costs in line with improved results, increased computer and equipment costs, and higher professional fees and travel and entertainment expense. Expense growth was due in part to continued investment in our P&C businesses including technology development initiatives and the addition of employees in Canada, as well the effects of our acquisitions of certain assets and liabilities of the Rockford, Illinois-based bank and the Diners Club North American franchise. Expenses were also increased by the impact of the harmonized sales tax. The weaker U.S. dollar reduced expenses by $58 million.

BMO Financial Group Second Quarter Report 2011 • 9

Risk Management

Although the economies of North America are improving, with easing bankruptcy rates, improving delinquencies and fewer business failures, the pace of the economic recovery has been slowed by high unemployment, continued weakness in real estate markets and reduced consumer spending, particularly in the United States. Political unrest in the North African and West Asian regions, natural disasters in Asia and North America and ongoing concerns about sovereign debt in euro-zone countries have put a damper on the pace of the global recovery.

Provisions for credit losses totalled $145 million in the second quarter of 2011. Specific provisions for credit losses were $187 million or an annualized 42 basis points of average net loans and acceptances, compared with $248 million or 56 basis points in the first quarter and $249 million or 59 basis points in the second quarter of 2010. There was a $42 million reduction in the general allowance in the current quarter, and none in the comparable quarters.

On a geographic basis, specific provisions in Canada and other countries (excluding the United States) were $97 million in the second quarter of 2011, $116 million in the first quarter of 2011 and $126 million in the second quarter of 2010. Provisions in the United States for the comparable periods were $90 million, $132 million and $123 million, respectively.

BMO employs a methodology for segmented reporting purposes whereby credit losses are charged to the client operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following paragraphs outline credit losses by client operating group based on actual credit losses, rather than their share of expected credit losses.

Actual credit losses in the second quarter of 2011 were: $151 million in P&C Canada; $79 million in P&C U.S.; $5 million in Private Client Group and $nil in BMO Capital Markets. The P&C Canada losses of $151 million include credit losses of $48 million related to securitized assets, which are not included in BMO’s $187 million of specific provisions.

Actual credit losses in the first quarter of 2011 were: $160 million in P&C Canada; $131 million in P&C U.S.; $3 million in PCG; and $nil in BMO Capital Markets. The P&C Canada losses of $160 million include credit losses of $46 million related to securitized assets, which are not included in BMO’s $248 million of specific provisions.

Actual credit losses in the second quarter of 2010 were: $205 million in P&C Canada; $101 million in P&C U.S.; $2 million in PCG; and a recovery of $4 million in BMO Capital Markets. The P&C Canada losses of $205 million include credit losses of $55 million related to securitized assets, which are not included in BMO’s $249 million of specific provisions.

Impaired loan formations totalled $147 million in the current quarter, down from $283 million in the first quarter of 2011 and $366 million a year ago (excluding purchased impaired loans acquired a year ago as discussed below). Consistent with recent quarters, U.S.-related formations represented over half of BMO’s total formations in the quarter.

Total gross impaired loans were $2,792 million at the end of the current quarter, down from $3,066 million in the first quarter and from $3,405 million a year ago. Impaired loans in the second quarter of 2011 include $291 million of the loans acquired in the Rockford, Illinois-based bank transaction completed in the second quarter of 2010, compared with $289 million of such loans in the first quarter of 2011 and $437 million a year ago. Under the terms of the transaction, the Federal Deposit Insurance Corporation (FDIC) absorbs 80% of losses on the acquired loans.

BMO’s liquidity and funding, market and insurance risk management practices and key measures are outlined on pages 82 to 88 of BMO’s 2010 Annual Report.

There were no significant changes to our level of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a strong liquidity position.

In December 2010, the Basel Committee on Banking Supervision finalized the Basel III international framework for liquidity risk measurement, standards and monitoring for implementation between 2015 and 2018. In February 2011, the Office of the Superintendent of Financial Institutions Canada (OSFI) announced it will update its liquidity framework during 2011 to align with the Basel framework.

Trading and Underwriting Market Value Exposure (MVE) rose quarter over quarter due to increased activity in fixed income businesses. Exposure in the bank’s available-for-sale (AFS) portfolios decreased through the period as mainly U.S. dollar-denominated assets were sold.

There were no significant changes in our structural market risk management practices during the quarter. Structural MVE is outlined on the following page and is driven by rising interest rates. The exposure has increased modestly since the prior quarter, reflecting the impact of mortgage and loan customers extending maturity term. Structural earnings volatility (EV) is driven by falling interest rates and primarily reflects the risk of prime-based loans re-pricing lower.

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter.

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

10 • BMO Financial Group Second Quarter Report 2011

Provisions for Credit Losses

(Canadian $ in millions, except as noted)	Q2-2011	Q1-2011	Q2-2010	YTD-2011	YTD-2010

New specific provisions	258	330	358	588	759
Reversals of previously established allowances	(21)	(24)	(68)	(45)	(91)
Recoveries of loans previously written-off	(50)	(58)	(41)	(108)	(86)

Specific provision for credit losses	187	248	249	435	582
Decrease in the general allowance	(42)	-	-	(42)	-

Provision for credit losses (PCL)	145	248	249	393	582

Specific PCL as a % of average net loans and acceptances (annualized)	0.42%	0.56%	0.59%	0.49%	0.69%
PCL as a % of average net loans and acceptances (annualized)	0.33%	0.56%	0.59%	0.45%	0.69%
Changes in Gross Impaired Loans and Acceptances (GIL)
(Canadian $ in millions, except as noted)

GIL, Beginning of Period	3,066	3,221	3,134	3,221	3,297
Additions to impaired loans & acceptances	147	283	366	430	822
Additions to (reductions in) impaired loans due to acquisitions (1)	-	-	437	-	437
Reductions in impaired loans & acceptances (2)	(139)	(149)	(242)	(288)	(507)
Write-offs	(282)	(289)	(290)	(571)	(644)

GIL, End of Period (1)	2,792	3,066	3,405	2,792	3,405

GIL as a % of gross loans & acceptances (excluding acquisitions)	1.42%	1.55%	1.73%	1.42%	1.73%
GIL as a % of gross loans & acceptances (including acquisitions)	1.58%	1.71%	1.98%	1.58%	1.98%
GIL as a % of equity and allowance for credit losses (excluding acquisitions) (3)	10.38%	11.63%	13.25%	10.38%	13.25%
GIL as a % of equity and allowances for credit losses (including acquisitions) (3)	11.58%	12.84%	15.20%	11.58%	15.20%

(1)	The U.S. portfolio acquired in Q2 2010 included impaired loans with an estimated value of $437 million, reduced to $327 million in Q3. Subsequent changes in impaired loan balances on this portfolio are included in “Additions to” or “Reductions in impaired loans & acceptances”, on a basis consistent with our other loans. All loans in the acquired portfolio are covered by a loss-sharing agreement, with the FDIC absorbing 80% of loan losses. There were $291 million of GIL on this portfolio in Q2 2011 ($289 million in Q1 2011).
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations ($156 million in Q2 2011; $170 million in Q1 2011; and $204 million in Q2 2010).
(3)	Effective Q4 2010, the calculation excludes non-controlling interest in subsidiaries. Prior periods were restated to reflect this change.

Total Trading and Underwriting Market Value Exposure (MVE) Summary ($ millions)*

	For the quarter ended April 30, 2011				As at January 31, 2011	As at October 31, 2010
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity VaR	(0.1)	(0.2)	(0.3)	(0.1)	(0.2)	(0.1)
Equity VaR	(4.0)	(4.2)	(5.3)	(3.4)	(4.6)	(7.5)
Foreign Exchange VaR	(1.8)	(3.0)	(4.4)	(1.8)	(3.4)	(0.6)
Interest Rate VaR (Mark-to-Market)	(10.9)	(10.6)	(12.9)	(8.6)	(8.3)	(7.5)
Diversification	5.8	7.3	nm	nm	6.6	4.8

Trading Market VaR	(11.0)	(10.7)	(12.5)	(9.1)	(9.9)	(10.9)
Trading & Underwriting Issuer Risk	(4.1)	(3.7)	(4.5)	(2.8)	(3.5)	(2.7)

Total Trading & Underwriting MVE	(15.1)	(14.4)	(16.1)	(12.9)	(13.4)	(13.6)

Interest Rate VaR (AFS)	(13.1)	(16.2)	(19.2)	(13.1)	(16.6)	(7.4)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm- not meaningful

Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

(Canadian equivalent)	April 30 2011	Jan. 31 2011	Oct. 31 2010

Market value exposure (MVE) (pre-tax)	(612.9)	(596.0)	(564.1)
12-month earnings volatility (EV) (after-tax)	(78.8)	(79.2)	(63.8)

*	Losses are in brackets. Measured at a 99% confidence interval.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)* **

(Canadian equivalent)		Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After-tax)

	Apr. 30 2011	Jan. 31 2011	Oct. 31 2010	Apr. 30 2011	Jan. 31 2011	Oct. 31 2010

100 basis point increase	(430.9)	(414.3)	(380.5)	12.0	18.6	20.9
100 basis point decrease	356.1	335.7	322.3	(74.8)	(77.6)	(70.3)

200 basis point increase	(887.6)	(866.0)	(815.1)	12.4	22.0	33.4
200 basis point decrease	745.1	688.0	738.2	5.9	(6.3)	(12.8)

*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at April 30, 2011 results in an increase in earnings after tax of $81 million and an increase in before tax economic value of $237 million ($80 million and $255 million, respectively, at January 31, 2010). A 100 basis point decrease in interest rates at April 30, 2011 results in a decrease in earnings after tax of $76 million and a decrease in before tax economic value of $245 million ($74 million and $270 million, respectively, at January 31, 2010). These impacts are not reflected in the table above.

BMO Financial Group Second Quarter Report 2011 • 11

Income Taxes

As explained in the Revenue section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes of $231 million increased $24 million from the second quarter of 2010 and decreased $27 million from the first quarter of 2011. The effective tax rate for the quarter was 22.0%, compared with 21.4% in the second quarter of 2010 and 24.5% in the first quarter of 2011. The lower effective tax rate in the current quarter, as compared to the first quarter of 2011, was primarily due to a provision for prior periods’ income taxes recorded in the U.S. business segment of BMO Capital Markets in the first quarter of 2011. The higher effective tax rate in the current quarter, as compared to the second quarter of 2010, was primarily due to lower tax-exempt income, partially offset by higher recoveries of prior periods’ income taxes and a reduction in the statutory Canadian income tax rate in 2011.

As explained at the end of the Q2 2011 Regulatory Capital Review section, to manage the impact of foreign exchange rate changes on BMO’s investments in foreign operations and their effect on the bank’s capital ratios to acceptable levels, BMO may partially or fully hedge foreign exchange risk by partially or fully funding its foreign investment in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period in shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge or benefit arising from a hedging gain or loss is a function of the fluctuation in the Canadian/U.S. exchange rate from period to period. Hedging of the investments in U.S. operations has given rise to an income tax charge in shareholders’ equity of $116 million for the quarter and $180 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the summary unaudited consolidated financial statements for further details.

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q2-2011	Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009

Total revenue	3,217	3,346	3,229	2,907	3,049	3,025	2,989	2,978
Provision for credit losses – specific	187	248	253	214	249	333	386	357
Provision for (recovery of) credit losses – general	(42)	-	-	-	-	-	-	60
Non-interest expense	2,023	2,046	2,023	1,898	1,830	1,839	1,779	1,873
Net income	800	776	739	669	745	657	647	557
Adjusted net income	804	784	748	678	752	664	690	609

Basic earnings per share ($)	1.35	1.31	1.25	1.13	1.27	1.12	1.12	0.97
Diluted earnings per share ($)	1.34	1.30	1.24	1.13	1.26	1.12	1.11	0.97
Adjusted diluted earnings per share ($)	1.35	1.32	1.26	1.14	1.28	1.13	1.18	1.05
Net interest margin on earning assets (%)	1.89	1.82	1.89	1.88	1.88	1.85	1.73	1.74
Effective income tax rate (%)	22.0	24.5	20.6	13.4	21.4	20.8	19.2	16.4
Canadian/U.S. dollar exchange rate (average)	0.96	1.01	1.04	1.05	1.03	1.06	1.08	1.11

Net income:
P&C Canada	401	444	419	425	394	403	402	366
P&C U.S.	42	42	39	40	46	51	52	58

Personal and Commercial Banking	443	486	458	465	440	454	454	424
Private Client Group	101	153	129	105	115	111	106	114
BMO Capital Markets	235	257	214	130	260	212	259	309
Corporate Services, including T&O	21	(120)	(62)	(31)	(70)	(120)	(172)	(290)

BMO Financial Group	800	776	739	669	745	657	647	557

BMO’s quarterly earning trends were reviewed in detail on pages 94 and 95 of the 2010 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the third quarter of fiscal 2009 through the second quarter of fiscal 2011.

Results in the past year have been strengthening, generally, reflecting a trend toward stronger revenues, reduced provisions for credit losses and increased net income. Expenses have been growing, reflecting acquisitions, initiative spending and business growth.

P&C Canada benefited from strong volume growth in 2010 with favourable movements in market share in a number of key businesses. P&C Canada has performed well with generally increasing revenues and profitability, and good revenue increases in both personal and commercial businesses, driven by volume growth across most products and improved net interest margin. Current period results are modestly higher than a year ago but lower than in the prior quarter due to fewer days in the quarter and a lower net interest margin. Results include the impact of the Diners Club North American franchise effective in the first quarter of 2010.

P&C U.S. has operated in a difficult economic environment since 2007 and results determined using our expected loss provisioning methodology in 2009 through the second quarter of 2011 have increasingly been impacted by the effect of impaired loans, which negatively impacts both revenues and expenses. Results in 2010 were also affected by acquisition integration costs. The economic environment in 2010 led to a drop in loan utilization, which affected revenue growth and net income. Commencing in the second quarter of 2010, P&C U.S.

12 • BMO Financial Group Second Quarter Report 2011

results reflect the acquisition of certain assets and liabilities of a Rockford, Illinois-based bank.

Private Client Group results in recent quarters reflected growth in most businesses. In the most recent quarter, the insurance business was impacted by reinsurance claims of $47 million after tax related to the earthquakes in Japan and New Zealand. The group’s asset levels remained low in the first half of 2009 but improved somewhat in the latter half of 2009 and have increased over the course of 2010 and into 2011 as equity markets strengthened. Insurance results in the third quarter of 2009 included a $23 million recovery of prior periods’ income taxes.

BMO Capital Markets results in 2009 were very strong as the trading environment was particularly favourable. In 2010, results varied by quarter, with strong results in the second quarter and particularly weak net income in the third quarter. In the first quarter of 2011, results were strong, reflecting increases in trading revenue, mergers and acquisitions activity and underwriting fees, but were also lowered by a provision for prior periods’ income taxes. Results for the most recent quarter were down due primarily to a less favourable trading environment and reduced client activity.

Corporate Services results showed continued improvement throughout 2010 due to decreased provisions for credit losses and better revenues. Results in the third quarter of 2009 were affected by a $60 million increase in the general allowance for credit losses. Net income improved in each consecutive quarter of 2009 and 2010 until the fourth quarter. Results in the first quarter of 2011 were affected by an increase in credit provisions and reduced revenues. Results in the most recent quarter benefited from reduced provisions for credit losses, including a $42 million reduction in the general allowance, and higher revenues.

The effective income tax rate can vary as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

The U.S. dollar has generally weakened over the past two years. A weaker U.S. dollar lowers the translated values of BMO’s U.S.-dollar-denominated revenues and expenses.

Balance Sheet

Total assets of $413.2 billion increased $1.6 billion from October 31, 2010. The weaker U.S. dollar decreased the translated value of U.S.-dollar-denominated assets by $2.4 billion. The $1.6 billion increase reflects increases in cash and cash equivalents and interest bearing deposits with banks of $7.2 billion, mainly due to excess short-term funds placed on deposit with the Federal Reserve, and an increase in securities borrowed or purchased under resale agreements of $4.9 billion as a result of an increase in client demand. These factors were partially offset by decreases in derivative assets of $5.5 billion, securities of $2.8 billion, net loans and acceptances of $1.9 billion and other assets of $0.3 billion.

The $5.5 billion decrease in derivative assets was primarily in interest rates contracts, partially offset by higher foreign exchange contracts. Volatility in exchange and interest rates increases the value of derivative assets and liabilities, usually comparably.

The $1.9 billion decrease in net loans and acceptances balances was due to a reduction in loans to businesses and governments of $2.2 billion, as more corporate clients have accessed the debt market and have used those funds to pay down bank facilities, and a decrease in credit card loans of $1.4 billion, due mainly to higher levels of securitization activity. These declines were offset in part by increases of $0.8 billion in residential mortgages and $1.0 billion in consumer instalment and other personal loans, primarily due to growth in home equity loans. P&C Canada’s commercial loan balances increased.

Liabilities and shareholders’ equity increased $1.6 billion from October 31, 2010. The weaker U.S. dollar decreased liabilities and shareholders’ equity by $2.4 billion. The $1.6 billion increase primarily reflects growth in securities sold but not yet purchased of $7.2 billion, deposits of $4.1 billion, subordinated debt of $1.4 billion and shareholders’ equity of $0.5 billion. These factors were partially offset by a decrease in derivative financial liabilities of $6.8 billion, securities lent or sold under repurchase agreements of $3.2 billion, other liabilities of $0.8 billion, acceptances of $0.4 billion and capital trust securities of $0.4 billion.

The $7.2 billion increase in securities sold but not yet purchased was mainly driven by increased client activities.

The $3.2 billion decrease in securities lent or sold under repurchase agreements was due to a less favourable market that resulted in lower client-driven trading activities.

Deposits by businesses and governments, which account for 53% or $135.2 billion of total deposits, increased $4.5 billion with increases in both wholesale deposits and customer deposits. Deposits by individuals, which account for 39% or $99.2 billion of total deposits, increased $0.2 billion and were offset by a $0.5 billion decrease in deposits by banks, which account for the remaining 8% or $19.0 billion of total deposits.

The increase in subordinated debt was due to a $1.5 billion issuance during the quarter.

The increase in shareholders’ equity of $0.5 billion reflects a $0.3 billion issuance of preferred shares and an increase in retained earnings, partially offset by an increase in accumulated other comprehensive loss due mainly to a net loss on translation of our net investment in foreign operations.

The decrease in capital trust securities was due to the $400 million redemption of all of the outstanding Trust Capital Securities Series B (“BMO BOaTS – Series B”) in the first quarter.

Contractual obligations by year of maturity are outlined in Table 20 on page 106 of BMO’s 2010 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.

BMO Financial Group Second Quarter Report 2011 • 13

Capital Management

Q2 2011 Regulatory Capital Review

BMO remains well-capitalized, with a Basel II Tier 1 Capital Ratio of 13.82% as at April 30, 2011. Tier 1 capital was $21.9 billion and risk-weighted assets (RWA) were $158.7 billion. The Tier 1 Ratio increased 37 basis points from 13.45% at October 31, 2010 as a result of higher Tier 1 capital and lower RWA, as explained below, and increased 80 basis points from 13.02% in the first quarter. The Basel II Common Equity Ratio was 10.67% as at April 30, 2011. Regulatory common equity was $16.9 billion. The Common Equity Ratio increased 41 basis points from 10.26% at October 31, 2010 as a result of higher regulatory common equity and lower RWA. The current ratios reflect the impact of the acquisition of Lloyd George Management (LGM) that closed on April 28, 2011.

In the first quarter of 2011, the Office of the Superintendent of Financial Institutions (Canada) approved BMO’s application to use the Advanced Internal Ratings Based Approach (AIRB) to determine credit risk RWA for Harris Bancorp, Inc. The change in methodology increased Basel II capital deductions for expected losses in excess of allowances, reduced the portion of the general allowance that can be included in Tier 2 capital, and increased RWA.

Tier 1 capital increased $254 million from October 31, 2010. The increase was due to growth in common shareholders equity and the issuance of $290 million of 3.90% Preferred Shares Series 25 on March 11, 2011. These factors were partially offset by the redemption of $400 million of BMO BOaTS-Series B in the first quarter and higher Basel II capital deductions, as noted above.

RWA decreased $2.5 billion from October 31, 2010, primarily due to the impact of the strengthening Canadian dollar on U.S. dollar-denominated RWA and to lower corporate and securitization RWA, partially offset by the adoption of the AIRB approach for Harris Bancorp Inc., as outlined above.

BMO’s Basel II Total Capital Ratio was 17.03% at April 30, 2011. The ratio increased 112 basis points from 15.91% at the end of 2010. Total capital increased $1.4 billion to $27.0 billion as at April 30, 2011, primarily due to the impact of $1.5 billion of 3.979% Series G Medium Term Notes First Tranche subordinated indebtedness issued on March 2, 2011 and growth in Tier 1 capital, partially offset by higher Basel II capital deductions and the adoption of the AIRB approach for Harris Bancorp Inc., as noted above.

BMO’s investments in U.S. operations are primarily denominated in U.S. dollars. Foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity, which, when coupled with the foreign exchange impact of U.S. dollar-denominated RWA on Canadian dollar-equivalent RWA, can create volatility in the bank’s capital ratios. To manage the impact of foreign exchange rate changes on the bank’s capital ratios to acceptable levels, BMO may partially or fully hedge this foreign exchange risk by partially or fully funding its foreign investment in U.S. dollars.

Potential Impacts of Proposed Regulatory Capital Changes and Conversion to IFRS

The rules on Basel III capital requirements have now been largely outlined and BMO’s Basel III Capital Ratios are strong. We consider the Common Equity Ratio and the Tier 1 Capital Ratio to be the primary capital ratios under Basel III. Based on our analysis and assumptions, BMO’s pro-forma April 30, 2011 Common Equity Ratio and Tier 1 Capital Ratio would be 8.6% and 11.5%, respectively, up from our pro-forma estimates at January 31, 2011 of 8.2% and 10.7%, respectively. The improvements were primarily due to the quarter-over-quarter changes in Basel II capital and RWA and to refined estimates for certain Basel III impacts.

Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets (Canadian $ in millions)	Q2-2011	Q4-2010
Gross regulatory common shareholders’ equity	19,209	18,753
Non-cumulative preferred shares	2,861	2,571
Innovative Tier 1 Capital Instruments	2,124	2,542
Non-controlling interest in subsidiaries	23	23
Goodwill and excess intangible assets	(1,584)	(1,619)
Net Tier 1 Capital	22,633	22,270
Securitization-related deductions	(165)	(165)
Expected loss in excess of allowance – AIRB approach	(113)	-
Substantial investments/Investments in insurance subsidiaries	(422)	(427)
Other deductions	(1)	-
Adjusted Tier 1 Capital (Tier 1 Capital)	21,932	21,678
Subordinated debt	5,208	3,776
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for- sale equity securities	15	10
Eligible general allowance for credit losses	32	292
Total Tier 2 Capital	6,055	4,878
Securitization-related deductions	(18)	(29)
Expected loss in excess of allowance – AIRB approach	(113)	-
Substantial Investments/Investment in insurance subsidiaries	(833)	(890)
Adjusted Tier 2 Capital	5,091	3,959
Total Capital	27,023	25,637

Risk-Weighted Assets
(Canadian $ in millions)	Q2-2011	Q4-2010
Credit risk	132,646	136,290
Market risk	5,273	5,217
Operational risk	20,754	19,658
Total risk-weighted assets	158,673	161,165

Outstanding Shares and Securities Convertible into Common Shares

As at May 18, 2011	Number of shares or dollar amount
Common shares	569,691,000
Class B Preferred Shares
Series 5	$ 200,000,000
Series 13	$ 350,000,000
Series 14	$ 250,000,000
Series 15	$ 250,000,000
Series 16	$ 300,000,000
Series 18	$ 150,000,000
Series 21	$ 275,000,000
Series 23	$ 400,000,000
Series 25	$ 290,000,000
Convertible into common shares:
Class B Preferred Shares (1)
Series 10	US$ 300,000,000
Stock options
– vested	7,046,000
– non-vested	7,755,000
(1)	Convertible preferred shares may be exchanged for common shares on specific dates on a pro-rata basis based on 95% of the average trading price of common shares for the 20 days ending four days prior to the exchange date.

Details on share capital are outlined in the 2010 Annual Report in Note 20 to the audited financial statements on pages 145 to 146.

14 • BMO Financial Group Second Quarter Report 2011

Under Basel III, the bank’s regulatory common equity would decrease by approximately $1.7 billion from $16.9 billion to $15.2 billion as at April 30, 2011, and its Tier 1 capital would decrease by approximately $1.7 billion from $21.9 billion to $20.2 billion. Pro-forma regulatory common equity and Tier 1 capital decrease relative to reported April 30, 2011 Basel II results primarily because of the impact of the adoption of International Financial Reporting Standards (IFRS) on retained earnings, as well as new Basel III capital deductions. These factors are partially offset by the removal of certain existing Basel II deductions from capital and their conversion to higher levels of RWA.

Our RWA as at April 30, 2011 would increase by approximately $16.7 billion from $158.7 billion to $175.4 billion, primarily due to higher counterparty credit risk RWA ($11.0 billion) and, to a lesser extent, higher market risk RWA, as well as the conversion of certain existing Basel II capital deductions to RWA ($5.7 billion), as noted above.

BMO’s pro-forma Total Capital Ratio and Leverage Ratio also exceed Basel III minimum requirements.

The preceding pro-forma ratios do not include the impact of the pending M&I acquisition, which is expected to close in the third quarter. The estimated impact of the acquisition on our capital ratios is described in the Other Capital Developments section that follows.

The pro-forma calculations and statements in this section and the sections that follow assume full implementation of announced Basel III regulatory capital requirements and include the potential impact of certain key changes associated with the adoption of IFRS. The impacts of the changes from IFRS are based on our analysis to date, as set out in Transition to International Financial Reporting Standards in the Future Changes in Accounting Policies – IFRS section in both our 2010 Annual Report and starting on the following page of this document. In calculating the Basel III Tier 1 Capital Ratio and commenting on the bank’s Basel III Total Capital Ratio and Leverage Ratio, we also assumed existing non-common share Tier 1 and Tier 2 capital instruments are fully included in regulatory capital. These instruments do not meet Basel III capital requirements and will be subject to the grandfathering provisions outlined in our 2010 Annual Report. We expect to be able to refinance non-common share capital instruments as and when necessary to meet applicable non-common share capital requirements.

The Basel III pro-forma ratios do not reflect future management actions that may be taken to mitigate the impact of the changes, the benefit of retained earnings growth over time that could be available to meet these requirements, or factors beyond the control of management.

Other Capital Developments

In the first quarter, we announced an agreement to acquire M&I.

After incorporating the estimated capital requirements for M&I at closing, the resulting share exchange with M&I shareholders, and assuming no common equity is raised, the bank’s pro-forma Basel II Common Equity Ratio and Tier 1 Capital Ratio would be approximately 9.4% and 11.9%, respectively, as at April 30, 2011. After incorporating the estimated capital requirements for M&I at closing, the resulting share exchange with M&I shareholders, and assuming no common equity is raised, the bank’s pro-forma Basel III Common Equity Ratio and Tier 1 Capital Ratio would be approximately 6.9% and 9.2%, respectively, as at April 30, 2011. If the pro-forma ratios were calculated assuming a $400 million common share issuance, the pro-forma ratios would be approximately 20 basis points higher. BMO’s pro-forma Total Capital Ratio and Leverage

Ratio would also continue to exceed Basel III minimum requirements assuming no common equity is raised. BMO’s pro-forma Basel III capital ratios are strong after considering the acquisition and the bank is well-positioned to meet Basel III capital requirements in the near term.

During the quarter, 1,902,000 shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter.

On May 25, 2011, BMO announced that the Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable August 26, 2011, to shareholders of record on August 2, 2011. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (“Plan”). Under the Plan, the Board of Directors determines whether the common shares will be purchased in the secondary market or issued by the bank from treasury. At this time, the common shares purchased under the Plan will be issued from treasury without discount from the average market price of the common shares (as defined in the Plan).

This Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Credit Rating

The credit ratings assigned to BMO’s senior debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings materially decrease, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our rating could have additional consequences, including those set out in Note 10 to our annual consolidated financial statements.

BMO’s senior debt credit ratings were unchanged in the quarter. All four ratings are indicative of high-grade, high-quality issues. The ratings are as follows: DBRS (AA); Fitch Ratings (AA-); Moody’s Investors Service (Aa2); and Standard & Poor’s Ratings Services (A+). These credit ratings are also disclosed in the Financial Highlights section located near the beginning of this document.

During the first quarter, Moody’s placed its rating under review for downgrade following the announcement of our intention to acquire M&I, citing execution risks and the scope of the integration work with this major transaction. The other three ratings agencies continue to maintain their ratings with a stable outlook.

BMO Financial Group Second Quarter Report 2011 • 15

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are both discussed in Note 27 to the audited consolidated financial statements on page 159 of the 2010 Annual Report.

Off-Balance-Sheet Arrangements

BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Variable Interest Entities and Guarantees, which are described on pages 64 to 66 and 68 to 70 of the 2010 Annual Report as well as in Notes 4 and 6 to the attached unaudited interim consolidated financial statements. See the Select Financial Instruments section for comments on any significant changes to our off-balance-sheet arrangements during the quarter ended April 30, 2011.

Accounting Policies and Critical Accounting Estimates

The notes to BMO’s October 31, 2010 audited consolidated financial statements outline our significant accounting policies.

Pages 68 to 70 of the 2010 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion.

Select Financial Instruments

Pages 63 to 67 of BMO’s 2010 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures. We follow a practice of reporting on significant changes, if any, in our interim MD&A.

The amount drawn on the liquidity facilities BMO provides to the Structured Investment Vehicles (SIVs) was lowered to US$3.2 billion and €313 million at the end of the quarter, down from US$3.8 billion and €417 million at the end of the first quarter and US$4.3 billion and €478 million at the end of fiscal 2010. The decreases were attributable to asset sales and asset maturities. The book values of the subordinated capital notes at quarter end were US$514 million and €113 million for Links and Parkland, respectively, compared with US$689 million and €141 million at the end of fiscal 2010.

Select Geographic Exposures

In the euro zone, BMO’s direct credit exposures in Greece, Ireland, Italy, Spain and Portugal totalled approximately $189 million at quarter end. Of this amount, our direct credit exposures in Greece, Ireland and Portugal (the three countries that have negotiated or are in the process of negotiating bailout packages) were $4 million, $3 million and $79 million, respectively, and were primarily to banks for trade finance, lending and trading products. In addition, our Irish subsidiary is required to maintain reserves with the Irish central bank. These reserves totalled approximately $174 million at quarter end.

The BMO-managed SIVs had exposure with a par value of approximately $55 million to counterparties in Ireland, with no exposure in Greece, Italy, Spain and Portugal. This exposure was comprised of approximately $38 million of government guaranteed Irish bank senior debt and approximately $17 million of subordinated debt of an Irish insurance company, relatively unchanged from the preceding quarter.

BMO’s direct credit exposures in the North African countries of Egypt, Libya, Morocco, Algeria and Tunisia consist solely of trade finance products with bank counterparties. Exposures in these countries amounted to approximately $65 million at quarter end, including counterparty exposure of approximately $10 million in Egypt and negligible amounts in Libya and Tunisia. BMO has no direct credit exposure in the Middle Eastern countries of Syria and Yemen.

We do not expect any losses related to the Japanese earthquake other than those in our insurance operations that have been discussed in this document.

Future Changes in Accounting Policies

Transition to International Financial Reporting Standards

Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ended January 31, 2012 prepared on an IFRS basis. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010 (transition date).

Our enterprise-wide project to transition to IFRS remains on track. We have completed our diagnostic review and assessment phase. Our implementation and education phase is substantially completed, and we have entered the third and final phase of our transition. This final phase includes the development of controls and procedures necessary to restate our 2011 opening balance sheet and financial results on an IFRS basis in preparation for our transition to IFRS in 2012, and finalizing our choices on the policy decisions available under IFRS.

Based on our analysis to date, the main accounting changes that will result from the adoption of IFRS are expected to be in the areas of pension and other employee future benefits, asset securitization, consolidation and accumulated other comprehensive loss on translation of foreign operations. The differences between the bank’s accounting policies and IFRS requirements associated with these areas, combined with our decisions on the optional exemptions from retroactive application of IFRS, will result in measurement and recognition differences when we transition to IFRS. The net impact of these differences will be recorded in opening retained earnings, affecting shareholders’ equity. These impacts will also extend to our capital ratios, with the exception of the change related to accumulated other comprehensive loss on translation of foreign operations, which will have no impact on our capital ratios.

The main accounting changes listed should not be considered a comprehensive list of the impacts of adopting IFRS, but rather the most significant of certain key changes based on our analysis to date. Precisely quantifying all of the impacts that will result from adopting IFRS will be dependent on the completion of all our

16 • BMO Financial Group Second Quarter Report 2011

project workstreams, finalization of all decisions where choices of accounting policies are available, including optional exemptions from retroactive restatement available under IFRS, and the prevailing market conditions and economic circumstances at the time of transition. Other significant differences may be identified prior to our transition to IFRS.

Pension and Other Employee Future Benefits

On transition to IFRS, we can choose to recalculate pension and other future employee benefits expense back to inception of the plans as though we had always applied the IFRS employee benefits requirements, or to record market-related amounts that exist on November 1, 2010 directly in retained earnings (the fresh start method). Market related amounts include unrealized market-related gains or losses on pension fund assets and the impact of changes in discount rates on pension obligations. We have not yet finalized our decision on whether to elect the fresh start method as permitted under IFRS.

Asset Securitization

In 2010, we substantially completed our assessment of the accounting treatment under IFRS of loans and mortgages sold to the bank’s securitization vehicles and to the Canada Mortgage Bond program. Our preliminary conclusion is that the loans and mortgages sold by the bank to these securitization programs will remain on our balance sheet. Under Canadian GAAP, the mortgages and loans sold through these programs are removed from our balance sheet.

We expect to complete our assessment of the asset securitization activity associated with selling the bank’s Canadian mortgage loans to the National Housing Act Mortgage-Backed Securities program in the third quarter of 2011.

Additional information on our asset securitizations is included in Note 8 on page 126 of the consolidated financial statements in our 2010 Annual Report.

Consolidation

In 2010, we substantially completed our assessment of whether we are required to consolidate our credit protection vehicle Apex Trust (“Apex”) and our structured investment vehicles (“SIVs”) when we transition to IFRS. Our preliminary conclusion is that the bank would be required to consolidate Apex and the SIVs. Under Canadian GAAP, we are not required to consolidate Apex and the SIVs.

In the current quarter, we substantially completed our assessment of whether we are required to consolidate our U.S. customer securitization vehicle. We assessed the consolidation requirement based on whether the bank would in substance control the vehicle, as determined under the criteria contained in the IFRS consolidated and separate financial statements standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). Our analysis considered whether the activities of the vehicle are conducted on behalf of the bank, the bank’s exposure to the risks and benefits of the vehicle, its decision-making power over the vehicle, and whether these considerations demonstrate that the bank, in substance, controls the vehicle and therefore must consolidate it. Our preliminary conclusion is that the bank would be required to consolidate the vehicle, as our analysis indicates that the bank, in substance, controls the vehicle, based on the definition of control under IFRS. Under Canadian GAAP, we are not required to consolidate our U.S. customer securitization vehicle.

Consolidation of our U.S. customer securitization vehicle would impact the bank’s balance sheet, increasing assets and liabilities by approximately $3 billion on November 1, 2010, the beginning of our comparative year. The risk-weighted assets of this vehicle are already included in the current determination of the bank’s risk-weighted assets. In addition, we do not expect the consolidation of the vehicle would result in any significant adjustment to opening retained earnings. As a result, we do not expect that consolidation of the vehicle would have a significant impact on the calculation of our Tier 1 Capital Ratio.

We expect to complete our assessment of our Canadian customer securitization vehicles and other less significant VIEs in the third quarter of 2011. Information on all our VIEs, including total assets, our exposure to loss and our assessment of the consolidation requirement under Canadian GAAP, is included in Note 9 on page 128 of the consolidated financial statements in our 2010 Annual Report.

Accumulated other Comprehensive Loss on Translation of Foreign

Operations

On transition to IFRS, we can either recalculate translation differences on an IFRS basis as through we had always applied the IFRS requirements or reset the accumulated other comprehensive loss on translation of net foreign operations to zero. We expect to elect to reset our accumulated other comprehensive loss on translation of net foreign operations to zero.

Quantification of the impact of certain key differences

Pages 71 through 73 of our 2010 Annual Report contain discussions on the key elements of our transition plan, approximate impacts to our 2011 opening balance sheet and capital ratios of certain key differences, and our assessment of the optional exemptions from retroactive application of IFRS. Readers are encouraged to review these discussions for more details.

This Transition to International Financial Reporting Standards section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

U.S. Legislative Developments

On July 21, 2010, President Obama signed into law the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Act is broad in scope and we continue to assess the impact of the legislation on our operations. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall financial impact on our operations or the financial industry more generally. The change to overdraft fees as a result of Regulation E (which came into effect in the summer of 2010), together with the proposed reductions to interchange fees under Dodd-Frank is expected to lower P&C U.S. net income on an annual basis by approximately US$30 to US$40 million. We also anticipate an increase in regulatory costs, and will be focused on managing the complexity and breadth of the regulatory changes.

The Financial Crisis Responsibility Fee that the Obama Administration has proposed levying on U.S. financial institutions that have assets exceeding a certain threshold was re-proposed in the Administration’s 2012 budget. Although the details of the proposed fee have not been fully released, the proposed fee, if implemented, could apply to some or all of our U.S. operations. The proposed fee will not become law unless approved by the President and the United States Congress.

BMO Financial Group Second Quarter Report 2011 • 17

Review of Operating Groups’ Performance

Operating Groups’ Summary Income Statements and Statistics for Q2-2011

	Q2-2011					YTD-2011
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	Corporate including T&O	Total BMO	P&C	PCG	BMO CM	Corporate including T&O	Total BMO
Net interest income (teb) (1)	1,342	108	297	(127)	1,620	2,741	211	633	(338)	3,247
Non-interest revenue	482	474	539	102	1,597	973	1,032	1,166	145	3,316
Total revenue (teb) (1)	1,824	582	836	(25)	3,217	3,714	1,243	1,799	(193)	6,563
Provision for credit losses	171	2	30	(58)	145	344	4	60	(15)	393
Non-interest expense	1,027	437	468	91	2,023	2,061	896	961	151	4,069
Income before income taxes and non- controlling interest in subsidiaries	626	143	338	(58)	1,049	1,309	343	778	(329)	2,101
Income taxes (recovery) (teb) (1)	183	42	103	(97)	231	380	89	286	(266)	489
Non-controlling interest in subsidiaries	-	-	-	18	18	-	-	-	36	36
Net income Q2-2011	443	101	235	21	800	929	254	492	(99)	1,576
Net income Q1-2011	486	153	257	(120)	776
Net income Q2-2010	440	115	260	(70)	745	894	226	472	(190)	1,402
Other statistics
Net economic profit	249	68	114	(138)	293	527	189	241	(409)	548
Return on equity	24.5%	32.5%	21.4%	nm	16.7%	24.9%	40.5%	21.6%	nm	16.2%
Operating leverage	(3.0%)	(4.2%)	(8.9%)	nm	(5.0%)	(2.0%)	0.7%	(0.3%)	nm	(2.8%)
Productivity ratio (teb)	56.3%	75.0%	56.0%	nm	62.9%	55.5%	72.1%	53.4%	nm	62.0%
Net interest margin on earning assets (teb)	3.15%	3.10%	0.76%	nm	1.89%	3.16%	3.01%	0.78%	nm	1.86%
Average common equity	7,112	1,251	4,271	6,194	18,828	7,210	1,248	4,350	5,958	18,766
Average earning assets ($ billions)	174.8	14.3	161.1	1.5	351.7	175.0	14.1	163.4	0.4	352.8
Full-time equivalent employees	20,785	4,907	2,043	10,980	38,715

nm – not meaningful

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.

The following sections review the financial results of each of our operating segments and operating groups for the second quarter of 2011.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

18 • BMO Financial Group Second Quarter Report 2011

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q2-2011	Increase (Decrease) vs. Q2-2010		Increase (Decrease) vs. Q1-2011		YTD-2011	Increase (Decrease) vs. YTD-2010
Net interest income (teb)	1,342	93	7%	(57)	(4%)	2,741	209	8%
Non-interest revenue	482	(13)	(3%)	(9)	(2%)	973	-	-
Total revenue (teb)	1,824	80	5%	(66)	(4%)	3,714	209	6%
Provision for credit losses	171	19	13%	(2)	(1%)	344	41	13%
Non-interest expense	1,027	71	7%	(7)	(1%)	2,061	152	8%
Income before income taxes	626	(10)	(2%)	(57)	(8%)	1,309	16	1%
Income taxes (teb)	183	(13)	(7%)	(14)	(8%)	380	(19)	(5%)
Net income	443	3	1%	(43)	(9%)	929	35	4%

Return on equity	24.5%		(3.1%)		(0.8%)	24.9%		(2.4%)
Operating leverage	(3.0%)		nm		nm	(2.0%)		nm
Productivity ratio (teb)	56.3%		1.5%		1.6%	55.5%		1.0%
Net interest margin on earning assets (teb)	3.15%		0.12%		(0.02%)	3.16%		0.13%
Average earning assets ($ billions)	174.8	5.5	3%	(0.3)	-	175.0	6.2	4%

nm – not meaningful

Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking Canada (P&C Canada)

(Canadian $ in millions, except as noted)	Q2-2011	Increase (Decrease) vs. Q2-2010		Increase (Decrease) vs. Q1-2011		YTD-2011	Increase (Decrease) vs. YTD-2010
Net interest income (teb)	1,059	69	7%	(50)	(5%)	2,168	160	8%
Non-interest revenue	416	(2)	(1%)	(3)	(1%)	835	23	3%
Total revenue (teb)	1,475	67	5%	(53)	(4%)	3,003	183	6%
Provision for credit losses	136	15	13%	-	-	272	31	13%
Non-interest expense	780	58	8%	7	1%	1,553	120	8%
Income before income taxes	559	(6)	(1%)	(60)	(10%)	1,178	32	3%
Income taxes (teb)	158	(13)	(8%)	(17)	(10%)	333	(16)	(5%)
Net income	401	7	2%	(43)	(10%)	845	48	6%
Personal revenue	920	40	5%	(36)	(4%)	1,876	102	6%
Commercial revenue	555	27	5%	(17)	(3%)	1,127	81	8%
Operating leverage	(3.3%)		nm		nm	(1.9%)		nm
Productivity ratio (teb)	52.8%		1.6%		2.2%	51.7%		0.9%
Net interest margin on earning assets (teb)	2.93%		0.02%		(0.07%)	2.97%		0.04%
Average earning assets ($ billions)	148.1	8.3	6%	1.5	1%	147.4	9.0	7%

nm – not meaningful

Q2 2011 vs Q2 2010

P&C Canada net income of $401 million was up $7 million or 1.7% from a year ago.

Revenue increased $67 million or 4.7%, driven by volume growth across most products and an improved net interest margin. Net interest margin increased by 2 basis points, driven primarily by higher spreads in personal lending products.

In the personal banking segment, revenue increased $40 million or 4.5%, driven by volume growth and higher spreads in personal lending products. Total personal lending balances (including mortgages, Homeowner ReadiLine and other consumer lending products) increased 6.6% year over year. Total personal lending market share was unchanged year over year. Our goal is to grow market share and we continue to focus on improving the total personal lending business through investment in the sales force and achieving productivity gains while remaining attentive to the credit quality of the portfolio.

Personal cards loan balances increased 0.3%.

Personal deposits balances increased 0.4% year over year with an increase in retail operating deposits and a reduction in term deposits. Market share for both retail operating deposits and term deposits decreased year over year in the highly competitive environment.

In the commercial banking segment, revenue increased $27 million or 4.9% year over year. The effects of volume growth, favourable product mix and net investment securities gains were partially offset by lower cards revenue.

Commercial loan balances grew 7.1% and our market share increased year over year. We continue to rank second in Canadian business banking market share of small and mid-sized business loans.

Commercial cards balances decreased 3.9%, primarily due to attrition in Diners Club balances, as expected.

Commercial deposit balances grew 10.3%. We continue to invest in the size and capabilities of our commercial workforce to provide more and better advice to our customers.

BMO Financial Group Second Quarter Report 2011 • 19

Provisions for credit losses on an expected loss basis increased $15 million or 13% due to growth in the portfolio.

Non-interest expense increased $58 million or 8.0% due to higher initiatives spending, higher salaries and benefits from increased employment levels and annual salary increases, and higher professional fees and advertising expense. The group’s operating leverage was negative 3.3%, as we continue to invest strategically to improve our competitive position.

Average current loans and acceptances, including securitized loans, increased $8.9 billion or 6.3% from a year ago and personal and commercial deposits grew $3.4 billion or 3.4%.

Q2 2011 vs Q1 2011

Net income decreased $43 million or 9.6%.

Revenue decreased $53 million or 3.5%, driven by fewer days in the quarter, and a lower net interest margin. Net interest margin decreased 7 basis points due to continued low interest rates in the competitive environment, resulting in lower mortgage, commercial loan and term deposit spreads. The margin reduction was also attributable to the impact of unfavourable mix from a lower proportion of card balances and deposits.

Non-interest expense increased $7 million or 0.7%, primarily due to higher initiatives spending and higher employee costs as a result of higher employment levels and annual salary increases. These factors were partially offset by the impact of three fewer days, the benefit of a sales tax recovery in the second quarter and the impact of a sales tax expense and stock-based compensation costs for employees eligible to retire that were recognized in the first quarter.

Average current loans and acceptances, including securitized loans, increased $1.6 billion or 1.1% from the preceding quarter, while personal and commercial deposits were unchanged.

Q2 YTD 2011 vs Q2 YTD 2010

Net income increased $48 million or 5.9% to $845 million.

Revenue increased $183 million or 6.5%, driven by volume growth, an improved net interest margin, the inclusion of two more months of results of the Diners Club business in the current year and higher mutual fund revenues. Net interest margin improved by 4 basis points primarily due to higher spread in personal lending products.

Non-interest expense increased $120 million or 8.4%, primarily due to higher initiatives spending, higher employee costs from increased staff levels in the sales force, the inclusion of two more months of results of the Diners Club North American franchise business in the current year and higher professional fees.

Average current loans and acceptances, including securitized loans, increased $9.5 billion or 6.8%, while personal and commercial deposits increased $3.0 billion or 3.1%.

Personal and Commercial Banking U.S. (P&C U.S.)

(Canadian $ in millions, except as noted)	Q2-2011	Increase (Decrease) vs. Q2-2010		Increase (Decrease) vs. Q1-2011		YTD-2011	Increase (Decrease) vs. YTD-2010
Net interest income (teb)	283	24	9%	(7)	(3%)	573	49	10%
Non-interest revenue	66	(11)	(14%)	(6)	(8%)	138	(23)	(15%)
Total revenue (teb)	349	13	4%	(13)	(4%)	711	26	4%
Provision for credit losses	35	4	13%	(2)	(5%)	72	10	15%
Non-interest expense	247	13	6%	(14)	(5%)	508	32	7%
Income before income taxes	67	(4)	(5%)	3	3%	131	(16)	(11%)
Income taxes (teb)	25	-	-	3	10%	47	(3)	(5%)
Net income	42	(4)	(9%)	-	-	84	(13)	(13%)

Operating leverage	(1.6%)		nm		nm	(2.9%)		nm
Productivity ratio (teb)	70.9%		1.1%		(1.1%)	71.5%		2.0%
Net interest margin on earning assets (teb)	4.30%		0.75%		0.26%	4.17%		0.72%
Average earning assets ($ billions)	26.7	(2.9)	(10%)	(1.8)	(6%)	27.6	(2.8)	(9%)

U.S. Select Financial Data (US$ in millions, except as noted)

Net interest income (teb)	294	42	17%	6	2%	582	80	16%
Non-interest revenue	69	(6)	(9%)	(2)	(4%)	140	(15)	(10%)
Total revenue (teb)	363	36	11%	4	1%	722	65	10%
Non-interest expense	257	28	13%	(2)	(1%)	516	59	13%
Net Income	43	(2)	(3%)	1	5%	85	(8)	(8%)
Average earning assets (US$ billions)	27.7	(1.0)	(4%)	(0.6)	(2%)	28.0	(1.1)	(4%)

nm – not meaningful

20 • BMO Financial Group Second Quarter Report 2011

Q2 2011 vs Q2 2010

Net income of Cdn$42 million decreased Cdn$4 million or 9.2%, of which Cdn$2 million was due to the effects of currency translation. Amounts in the rest of this section are in U.S dollars. Net income of $43 million was down $2 million or 2.8% from $45 million a year ago.

The benefit of the Rockford, Illinois-based bank transaction and organic revenue growth was more than offset by a higher provision for credit losses, under BMO’s expected loss provisioning methodology, and an increase in the impact of impaired loans. The inclusion of assets and liabilities acquired on the Rockford transaction increased revenue by $19 million and expense by $15 million (including acquisition integration costs of $1.5 million pre-tax and $1.0 million after-tax).

On a basis that adjusts for the impact of impaired loans, a reduction in the Visa litigation accrual and acquisition integration costs, net income was $63 million, an increase of $2 million or 4.1% from a year ago.

Revenue of $363 million increased $36 million or 11%. Adjusting for the impact of the Rockford, Illinois-based bank transaction and impaired loans, revenue increased $11 million or 3.1%, primarily due to the effect of higher loan and deposit spreads and higher deposit balances, partially offset by lower lending and cash management fees.

Net interest margin of 4.30% increased 75 basis points due to higher loan and deposit spreads coupled with deposit balance growth.

Non-interest expense of $257 million was $28 million or 13% higher. Adjusting for the impact of the Rockford transaction, increased costs of managing impaired loans and changes in the Visa litigation accrual, expenses increased $4 million or 1.9%, primarily due to increases in advertising costs and deposit insurance premiums.

Q2 2011 vs Q1 2011

Net income was unchanged on a Canadian dollar basis. Amounts in the rest of this section are stated in U.S. dollars. Net income increased $1 million or 4.6% from the prior quarter as results reflected increased revenue and decreased expense.

Revenue increased $4 million or 1.0%, reflecting increased spreads on deposits and loans, which more than offset the impact of lower loan and deposit balances and decreased lending and cash management fees.

Net interest margin increased 26 basis points due to improved deposit spreads and a favourable change in mix of loan balances, partially offset by a decrease in deposit balances.

Non-interest expense decreased $2 million or 0.6%, primarily due to a reduction in the Visa litigation accrual.

Q2 YTD 2011 vs Q2 YTD 2010

Net income decreased Cdn$13 million or 13% from the prior year to Cdn$84 million. Amounts in the rest of this section are outlined in U.S. dollars. On a U.S. dollar basis, net income was $85 million, down $8 million or 8.2% from the prior year.

On a basis that adjusts for the impact of impaired loans, changes in the Visa litigation accrual and acquisition integration costs, net income was $126 million, up $2 million or 1.9% from results of a year ago on a comparably-adjusted basis. Adjusted on this basis, the productivity ratio was 63.7%.

Revenue of $722 million was $65 million or 10% higher. Adjusting for the impact of the Rockford transaction and impaired loans, revenue increased $25 million or 3.9%. The effect of loan and deposit spread improvement and higher deposit balances more than offset a decline in personal loan balances and decreased lending and cash management fees.

Net interest margin of 4.17% increased 72 basis points due to improved deposit spreads and balances and a favourable change in the mix of loan balances.

Provisions for credit losses, on an expected loss basis, increased $14 million or 22%, primarily due to increases in expected losses on commercial loans.

Non-interest expense increased $59 million or 13%. Adjusting for the impact of the Rockford transaction, increased costs of managing impaired loans and changes in the Visa litigation accrual, expenses increased $12 million or 3.7%. The increase was primarily due to growth in deposit insurance premiums and advertising costs.

BMO Financial Group Second Quarter Report 2011 • 21

Private Client Group (PCG)

(Canadian $ in millions, except as noted)	Q2-2011	Increase (Decrease) vs. Q2-2010		Increase (Decrease) vs. Q1-2011		YTD-2011	Increase (Decrease) vs. YTD-2010

Net interest income (teb)	108	21	25%	5	5%	211	37	21%
Non-interest revenue	474	3	1%	(84)	(15%)	1,032	98	11%

Total revenue (teb)	582	24	5%	(79)	(12%)	1,243	135	12%
Provision for credit losses	2	-	-	-	-	4	-	-
Non-interest expense	437	35	9%	(22)	(5%)	896	92	11%

Income before income taxes	143	(11)	(6%)	(57)	(28%)	343	43	14%
Income taxes (teb)	42	3	13%	(5)	(8%)	89	15	21%

Net income	101	(14)	(13%)	(52)	(34%)	254	28	12%

Return on equity	32.5%		(5.1%)		(15.8%)	40.5%		4.9%
Operating leverage	(4.2%)		nm		nm	0.7%		nm
Productivity ratio (teb)	75.0%		2.9%		5.5%	72.1%		(0.4%)
Net interest margin on earning assets (teb)	3.10%		0.30%		0.18%	3.01%		0.21%
Average earning assets	14,300	1,633	13%	357	3%	14,119	1,623	13%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	67	8	12%	3	4%	131	10	8%
Non-interest expense	56	2	4%	(2)	(3%)	114	6	6%
Net income	6	3	+100%	2	80%	10	2	33%
Average earning assets	1,907	(188)	(9%)	(21)	(1%)	1,917	(206)	(10%)

nm – not meaningful

Q2 2011 vs Q2 2010

Net income was $101 million, down $14 million or 13% from the same quarter a year ago. Private Client Group net income, excluding the insurance business, was $100 million, up $29 million or 41% as we continue to see growth across all of our businesses. Insurance net income was $1 million for the quarter, down $43 million from a year ago, primarily due to unusually high reinsurance claims as a result of the earthquakes in Japan and New Zealand that reduced second quarter net income by $47 million.

Revenue increased $24 million or 4.5% from the prior year, or by 13% adjusted for the earthquake-related reinsurance claims. Revenue of PCG, excluding insurance, increased 15%, driven by improvement in client assets under management and administration, as we remain focused on delivering the high level of service and advice that our clients expect. Revenue from the insurance business was down significantly year over year as growth in net premium revenue was more than offset by the $50 million impact of earthquake-related reinsurance claims. For the remainder of fiscal 2011, any further reinsurance losses resulting from natural catastrophes are limited to $40 million pre-tax, inclusive of the exposure from a reinsurance treaty renewed in the second quarter. Net interest income grew from the prior year primarily due to higher deposit spreads in our brokerage businesses, as well as higher deposit balances in Canadian private banking. The weaker U.S. dollar lowered revenue by $5 million or 0.9%.

Non-interest expense increased $35 million or 8.7%, primarily due to higher revenue-based costs associated with the revenue growth in PCG, excluding insurance, and investments to benefit future revenue growth. The weaker U.S. dollar reduced expenses by $4 million or 0.9%. The productivity ratio of 75.0% increased 290 basis points from the prior year and the operating leverage was negative 4.2% in the current quarter. Adjusted for the earthquake-related reinsurance claims, the productivity ratio improved 300 basis points to 69.1% and the operating leverage ratio was 4.7% for the quarter.

Assets under management and administration of $284 billion grew $35 billion or 14%, after adjusting to exclude the impact of the weaker U.S. dollar, benefiting from attracting new client assets, improved equity market conditions and the acquisition of Lloyd George Management, which added $5 billion in assets under management.

Q2 2011 vs Q1 2011

Net income decreased $52 million or 34% from the first quarter. PCG net income, excluding the insurance business, was up $19 million or 24% with growth in most businesses. Insurance net income was down $71 million due primarily to the earthquake-related reinsurance claims and the adverse effect of unfavourable market movements on policyholder liabilities relative to the prior quarter. The earthquake-related reinsurance claims reduced second quarter net income by $47 million.

Revenue decreased $79 million or 12%, or by 4.4% adjusted for the earthquake-related reinsurance claims. Revenue in PCG, excluding insurance, increased 0.7% with growth in most of our non-insurance businesses, partially offset by the effect of three fewer days in the current quarter. Insurance revenue decreased significantly, primarily due to the higher claims discussed above and the adverse effect of unfavourable market movements on policyholder liabilities relative to the prior quarter. Net interest income grew, largely due to higher balances in the brokerage and private banking businesses. The weaker U.S. dollar lowered revenue by $3 million or 0.5%.

Non-interest expense decreased $22 million or 4.9%, as we continue to focus on expense management. Results in the first quarter included stock-based compensation costs for employees eligible to retire. The weaker U.S. dollar reduced expenses by $3 million or 0.6%.

Assets under management and administration increased by $12 billion or 4.5% after adjusting to exclude the impact of the weaker U.S. dollar, benefiting from attracting new client assets, improved equity market conditions and the acquisition of Lloyd George Management.

22 • BMO Financial Group Second Quarter Report 2011

Q2 YTD 2011 vs Q2 YTD 2010

Net income increased $28 million or 12% from the prior year. PCG net income, excluding the insurance business, was up $43 million or 31% with growth in all of the underlying businesses. Insurance net income was down $15 million or 17%, as growth in net premium revenue and a net benefit from the effects of favourable market movements on policyholder liabilities was more than offset by the $47 million impact of the earthquake-related reinsurance claims.

Revenue increased $135 million or 12%, or by 17% adjusted for the earthquake-related reinsurance claims. Revenue in PCG, excluding insurance, increased by 15% with growth in all of our businesses, largely driven by the brokerage businesses and mutual funds. Insurance revenue declined as growth in net premium revenues and a net benefit from the effects of favourable market movements on policyholder liabilities was more than offset by higher earthquake-related reinsurance claims. Net interest income grew, largely due to higher deposit spreads in the brokerage businesses and higher balances in private banking. The weaker U.S. dollar lowered revenue by $8 million or 0.8%.

Non-interest expense increased $92 million or 11%, primarily due to higher revenue-based costs associated with the revenue growth in PCG, excluding insurance, and select investments to benefit future revenue growth. The weaker U.S. dollar reduced expenses by $7 million or 0.8%.

BMO Financial Group Second Quarter Report 2011 • 23

BMO Capital Markets (BMO CM)

(Canadian $ in millions, except as noted)	Q2-2011	Increase (Decrease) vs. Q2-2010		Increase (Decrease) vs. Q1-2011		YTD-2011	Increase (Decrease) vs. YTD-2010

Net interest income (teb)	297	(83)	(22%)	(39)	(12%)	633	(108)	(15%)
Non-interest revenue	539	(1)	-	(88)	(14%)	1,166	144	14%

Total revenue (teb)	836	(84)	(9%)	(127)	(13%)	1,799	36	2%
Provision for credit losses	30	(37)	(55%)	-	-	60	(72)	(55%)
Non-interest expense	468	(1)	-	(25)	(5%)	961	21	2%

Income before income taxes	338	(46)	(12%)	(102)	(23%)	778	87	13%
Income taxes (teb)	103	(21)	(17%)	(80)	(43%)	286	67	30%

Net income	235	(25)	(9%)	(22)	(9%)	492	20	4%

Trading Products revenue	486	(130)	(21%)	(109)	(18%)	1,081	(63)	(6%)
Investment and Corporate Banking revenue	350	46	15%	(18)	(5%)	718	99	16%
Return on equity	21.4%		(3.5%)		(0.5%)	21.6%		0.1%
Operating leverage	(8.9%)		nm		nm	(0.3%)		nm
Productivity ratio (teb)	56.0%		5.0%		4.8%	53.4%		0.1%
Net interest margin on earning assets (teb)	0.76%		(0.25%)		(0.04%)	0.78%		(0.19%)
Average earning assets ($ billions)	161.1	6.7	4%	(4.5)	(3%)	163.4	9.6	6%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	251	12	5%	(20)	(8%)	522	9	2%
Non-interest expense	195	9	5%	-	-	390	42	12%
Net Income	25	22	+100%	44	+100%	6	(48)	(88%)
Average earning assets (US$ billions)	54.7	9.4	21%	(1.0)	(2%)	55.2	9.1	20%

nm – not meaningful

Q2 2011 vs Q2 2010

Net income was $235 million, down $25 million or 9.4% from results in the strong market environment of a year ago. Revenue decreased, primarily due to weaker trading revenue, and there was a reduction in the provision for credit losses. Provisions for credit losses are charged to the operating groups on an expected loss basis.

Revenue decreased $84 million or 9.2% to $836 million. The largest reduction was in trading revenue, which was down from the very strong levels of a year ago. The trading environment was more challenging, with lower market volatility and lower client activity. Mergers and acquisitions fees showed continued strength, increasing significantly over the previous year. Securities commissions and debt underwriting fees also increased considerably. The weaker U.S. dollar decreased revenue by $19 million relative to a year ago. Net interest income decreased due to lower trading net interest income. Net interest margin decreased by 25 basis points to 0.76%, largely as a result of lower trading net interest income.

Non-interest expense was relatively unchanged. Employee costs decreased due to higher severance costs in the prior year, but the impact was offset by increases in other operating expenses. The weaker U.S. dollar decreased expenses by $10 million relative to a year ago.

Q2 2011 vs Q1 2011

Net income decreased $22 million or 8.6% from a strong first quarter.

Revenue was $127 million or 13% lower, due to weaker trading revenue in a more challenging trading environment. Lower revenues relative to the first quarter were partially attributable to less volatile markets and reduced client activity. The weaker U.S. dollar decreased revenues by $13 million relative to the previous quarter.

Non-interest expense decreased $25 million mainly due to lower variable compensation costs, in line with revenue performance. The weaker U.S. dollar decreased expenses by $7 million.

Results in the first quarter were lowered by a provision for prior periods’ income taxes in the U.S. segment.

Q2 YTD 2011 vs Q2 YTD 2010

Net income increased $20 million or 4.3% to $492 million.

Revenue increased $36 million or 2.0% due to an increase in investment banking fees, securities commissions and revenues from our interest-rate-sensitive businesses. Although overall revenues improved from the prior year, trading revenues decreased due to a less favourable trading environment. There was also a decrease in the provision for credit losses.

Non-interest expense was $21 million higher than in the prior year, mainly due to an increase in other operating expenses. Results for the current period were lowered by a provision for prior periods’ income taxes in the U.S. segment.

24 • BMO Financial Group Second Quarter Report 2011

Corporate Services, Including Technology and Operations

(Canadian $ in millions, except as noted)	Q2-2011	Increase (Decrease) vs. Q2-2010		Increase (Decrease) vs. Q1-2011		YTD-2011	Increase (Decrease) vs. YTD-2010

Net interest income before teb offset	(74)	15	18%	76	51%	(224)	(1)	-
Group teb offset	(53)	52	49%	8	14%	(114)	56	33%

Net interest income (teb)	(127)	67	35%	84	40%	(338)	55	14%
Non-interest revenue	102	81	+100%	59	+100%	145	54	59%

Total revenue (teb)	(25)	148	86%	143	86%	(193)	109	36%
Provision for credit losses	(58)	(86)	(+100%)	(101)	(+100%)	(15)	(158)	(+100%)
Non-interest expense	91	88	+100%	31	56%	151	135	+100%

Loss before income taxes and non-controlling interest in subsidiaries	58	(146)	(72%)	(213)	(79%)	329	(132)	(29%)
Income taxes recovery (teb)	97	(55)	(36%)	(72)	(42%)	266	(42)	(13%)
Non-controlling interest in subsidiaries	18	-	-	-	-	36	(1)	(2%)

Net income for the quarter and net loss for the year	21	91	+100%	141	+100%	99	(91)	(49%)

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	(38)	(19)	(+100%)	33	48%	109	(55)	(+100%)
Provision for credit losses	21	(14)	(44%)	(52)	(73%)	94	(48)	(34%)
Non-interest expense	24	37	+100%	41	+100%	7	40	+100%
Income tax recovery (teb)	58	43	+100%	(18)	(27%)	134	(70)	(+100%)
Net loss	29	(1)	(2%)	(27)	(49%)	85	(23)	(21%)

Corporate Services

Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, communications and human resources. Operating results reflect the impact of certain securitization and asset-liability management activities, the elimination of teb adjustments and the impact of our expected loss provisioning methodology.

BMO’s practice is to charge loss provisions to the client operating groups each year, using an expected loss provisioning methodology based on each group’s share of expected credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client operating groups under our expected loss provisioning methodology and provisions required under GAAP.

Technology and Operations

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.

Financial Performance Review

Technology and Operations operating results are included with Corporate Services for reporting purposes. However, the costs of T&O services are transferred to the three operating groups (P&C, PCG and BMO Capital Markets) and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined in the preceding description of the Corporate Services unit.

Corporate Services’ net income in the quarter was $21 million, an improvement of $91 million from the prior year. Revenues were $148 million better, primarily due to higher interest on the settlement of certain income tax matters, a lower group teb offset, the favourable impact of hedging activities relative to a year ago and higher securitization-related revenues largely related to a credit card securitization in the current quarter.

Expenses were $88 million higher, mainly due to higher technology investment spending, costs relating to planning for the M&I integration and higher employee costs.

Provisions for credit losses were better by $86 million, contributing $60 million to Corporate Services improved net income, as a result of lower provisions charged to Corporate under BMO’s expected loss provisioning methodology, including a $42 million reduction in the general allowance in the current quarter.

Net income in the current quarter improved $141 million from the first quarter, reflecting improved revenues primarily due to higher interest on the settlement of certain income tax matters, a lower group teb offset and higher securitization-related revenues largely related to a credit card securitization in the current quarter. There were also lower provisions charged to Corporate under BMO’s expected loss provisioning methodology, including the $42 million reduction in the general allowance.

The net loss for the year to date was $99 million, an improvement of $91 million from a year ago. The improvement was attributable to significantly improved revenues and a large reduction in provisions for credit losses on an expected loss basis. Improved revenues were largely due to the same factors driving the current quarter’s year-over-year improvement.

BMO Financial Group Second Quarter Report 2011 • 25

GAAP and Related Non-GAAP Results and Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q2-2011	Q1-2011	Q2-2010	YTD-2011	YTD-2010

Reported Results
Revenue	3,217	3,346	3,049	6,563	6,074
Non-interest expense	(2,023)	(2,046)	(1,830)	(4,069)	(3,669)

Pre-provision, pre-tax earnings	1,194	1,300	1,219	2,494	2,405
Provision for credit losses	(145)	(248)	(249)	(393)	(582)
Provision for income taxes	(231)	(258)	(207)	(489)	(384)
Non-controlling interest in subsidiaries	(18)	(18)	(18)	(36)	(37)

Net Income	800	776	745	1,576	1,402

Reported Measures
EPS ($)	1.34	1.30	1.26	2.64	2.38
Net income growth (%)	7.5	18.1	100+	12.5	+100
EPS growth (%)	6.3	16.8	100+	10.8	+100
Revenue growth (%)	5.5	10.6	14.8	8.1	19.2
Non-interest expense growth (%)	10.5	11.3	(3.1)	10.9	(1.6)
Productivity ratio (%)	62.9	61.2	60.0	62.0	60.4
Operating leverage (%)	(5.0)	(0.7)	17.9	(2.8)	20.8
Return on equity (%)	16.7	15.7	16.4	16.2	15.3

Adjusting Items
Charges to net interest income
Acquisition-related items – hedge of foreign currency risk on offer to purchase M&I	(11)	-	-	(11)	-

Charges to non-interest expense
Acquisition-related items – costs of M&I integration planning	(25)	-	-	(25)	-
Amortization of acquisition-related intangible assets	(10)	(9)	(8)	(19)	(16)

Decrease in the general allowance for credit losses	42	-	-	42	-

Income tax benefit (charge) related to the above	-	1	1	1	2

After-tax impact of Adjusting Items
Acquisition-related items – hedge of foreign currency risk on offer to purchase M&I	(8)	-	-	(8)	-
Acquisition-related items – costs of M&I integration planning	(17)	-	-	(17)	-
Amortization of acquisition-related intangible assets	(9)	(8)	(7)	(17)	(14)
Decrease in the general allowance for credit losses	30	-	-	30	-

Net Income	(4)	(8)	(7)	(12)	(14)
EPS ($)	(0.01)	(0.02)	(0.02)	(0.02)	(0.03)

Adjusted Results (Note 1)
Revenue	3,228	3,346	3,049	6,574	6,074
Non-interest expense	(1,988)	(2,037)	(1,822)	(4,025)	(3,653)

Pre-provision, pre-tax earnings	1,240	1,309	1,227	2,549	2,421
Provision for credit losses	(187)	(248)	(249)	(435)	(582)
Provision for income taxes	(231)	(259)	(208)	(490)	(386)
Non-controlling interest in subsidiaries	(18)	(18)	(18)	(36)	(37)

Net Income	804	784	752	1,588	1,416

Adjusted Measures (Note 1)
EPS ($)	1.35	1.32	1.28	2.66	2.41
Net income growth (%)	6.9	18.1	26.4	12.1	41.9
EPS growth (%)	5.5	16.4	22.2	10.6	35.1
Revenue growth (%)	5.9	10.6	6.2	8.2	9.2
Non-interest expense growth (%)	9.2	11.3	3.6	10.2	1.8
Productivity ratio (%)	61.6	60.9	59.7	61.2	60.1
Operating leverage (%)	(3.3)	(0.7)	2.6	(2.0)	7.4
Return on equity (%)	16.8	15.9	16.6	16.3	15.5

Note 1: Adjusted results and measures are non-GAAP.

Non-GAAP Measures

Results and measures in the MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out above. Management assesses performance on both a reported and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results. It also permits readers to assess the impact of the specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

26 • BMO Financial Group Second Quarter Report 2011

Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the six months ended
	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	April 30, 2011	April 30, 2010
Interest, Dividend and Fee Income
Loans	$1,907	$1,932	$1,925	$1,845	$1,737	$3,839	$3,500
Securities	597	634	563	543	510	1,231	1,028
Deposits with banks	34	21	23	18	16	55	33
	2,538	2,587	2,511	2,406	2,263	5,125	4,561
Interest Expense
Deposits	639	679	666	610	527	1,318	1,086
Subordinated debt	38	33	32	30	28	71	57
Capital trust securities	6	12	14	18	19	18	39
Other liabilities	235	236	189	177	167	471	325
	918	960	901	835	741	1,878	1,507
Net Interest Income	1,620	1,627	1,610	1,571	1,522	3,247	3,054
Provision for credit losses (Note 2)	145	248	253	214	249	393	582
Net Interest Income After Provision for Credit Losses	1,475	1,379	1,357	1,357	1,273	2,854	2,472
Non-Interest Revenue
Securities commissions and fees	309	302	266	258	261	611	524
Deposit and payment service charges	188	195	199	206	197	383	397
Trading revenues (losses)	137	208	166	(1)	213	345	339
Lending fees	138	149	144	148	138	287	280
Card fees	50	45	65	67	66	95	101
Investment management and custodial fees	95	92	91	90	86	187	174
Mutual fund revenues	158	154	144	139	134	312	267
Securitization revenues	179	167	188	167	151	346	323
Underwriting and advisory fees	143	152	135	91	97	295	219
Securities gains, other than trading	48	32	40	9	54	80	101
Foreign exchange, other than trading	33	23	22	22	28	56	49
Insurance income	40	122	83	70	86	162	168
Other	79	78	76	70	16	157	78
	1,597	1,719	1,619	1,336	1,527	3,316	3,020
Net Interest Income and Non-Interest Revenue	3,072	3,098	2,976	2,693	2,800	6,170	5,492
Non-Interest Expense
Employee compensation (Note 8)	1,131	1,210	1,120	1,062	1,071	2,341	2,182
Premises and equipment	376	343	379	337	319	719	627
Amortization of intangible assets	42	50	46	52	55	92	105
Travel and business development	90	86	109	85	77	176	149
Communications	61	60	60	61	58	121	108
Business and capital taxes	14	11	10	19	12	25	23
Professional fees	130	99	118	98	79	229	156
Other	179	187	181	184	159	366	319
	2,023	2,046	2,023	1,898	1,830	4,069	3,669
Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	1,049	1,052	953	795	970	2,101	1,823
Provision for income taxes	231	258	196	107	207	489	384
	818	794	757	688	763	1,612	1,439
Non-controlling interest in subsidiaries	18	18	18	19	18	36	37
Net Income	$800	$776	$739	$669	$745	$1,576	$1,402

Preferred share dividends	$34	$34	$34	$33	$34	$68	$69
Net income available to common shareholders	$766	$742	$705	$636	$711	$1,508	$1,333
Average common shares (in thousands)	568,829	567,301	565,088	561,839	558,320	568,052	556,120
Average diluted common shares (in thousands)	571,407	569,938	568,083	565,196	561,868	570,660	559,552
Earnings Per Share (Canadian $) (Note 12)
Basic	$1.35	$1.31	$1.25	$1.13	$1.27	$2.65	$2.40
Diluted	1.34	1.30	1.24	1.13	1.26	2.64	2.38
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.70	1.40	1.40

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2011 • 27

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010
Assets
Cash and Cash Equivalents	$24,415	$20,717	$17,368	$15,083	$13,623
Interest Bearing Deposits with Banks	3,336	3,522	3,186	3,121	2,741
Securities
Trading	73,215	74,377	71,710	66,300	70,978
Available-for-sale	46,276	47,367	50,543	51,899	50,886
Other	1,093	1,137	1,146	1,151	1,534
	120,584	122,881	123,399	119,350	123,398
Securities Borrowed or Purchased Under Resale Agreements	33,040	35,887	28,102	24,317	25,053
Loans
Residential mortgages	49,560	50,294	48,715	47,097	46,671
Consumer instalment and other personal	52,189	51,751	51,159	49,741	47,774
Credit cards	1,936	3,221	3,308	3,304	3,318
Businesses and governments	66,127	66,334	68,338	68,407	66,894
	169,812	171,600	171,520	168,549	164,657
Customers’ liability under acceptances	6,620	7,194	7,001	6,885	6,981
Allowance for credit losses (Note 2)	(1,736)	(1,880)	(1,878)	(1,879)	(1,885)
	174,696	176,914	176,643	173,555	169,753
Other Assets
Derivative instruments	44,268	39,354	49,759	47,947	41,469
Premises and equipment	1,519	1,537	1,560	1,565	1,552
Goodwill	1,584	1,598	1,619	1,627	1,609
Intangible assets	848	822	812	748	749
Other	8,938	10,012	9,192	10,073	10,219
	57,157	53,323	62,942	61,960	55,598
Total Assets	$413,228	$413,244	$411,640	$397,386	$390,166
Liabilities and Shareholders’ Equity
Deposits (Note 10)
Banks	$18,957	$19,882	$19,435	$19,262	$24,399
Businesses and governments	135,233	133,084	130,773	123,882	115,251
Individuals	99,197	98,634	99,043	99,647	99,610
	253,387	251,600	249,251	242,791	239,260
Other Liabilities
Derivative instruments	41,145	37,393	47,970	45,110	39,523
Acceptances	6,620	7,194	7,001	6,885	6,981
Securities sold but not yet purchased	23,631	22,152	16,438	18,424	16,475
Securities lent or sold under repurchase agreements	43,912	52,143	47,110	42,237	46,323
Other	16,570	16,656	17,414	16,175	16,257
	131,878	135,538	135,933	128,831	125,559
Subordinated Debt (Note 9)	5,208	3,713	3,776	3,747	3,682
Capital Trust Securities (Note 10)	400	400	800	800	1,150
Shareholders’ Equity
Share capital (Note 11)	9,951	9,572	9,498	9,311	9,161
Contributed surplus	102	102	92	90	88
Retained earnings	13,556	13,192	12,848	12,539	12,299
Accumulated other comprehensive loss	(1,254)	(873)	(558)	(723)	(1,033)
	22,355	21,993	21,880	21,217	20,515
Total Liabilities and Shareholders’ Equity	$413,228	$413,244	$411,640	$397,386	$390,166

The accompanying notes are an integral part of these interim consolidated financial statements.

28 • BMO Financial Group Second Quarter Report 2011

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Net income	$800	$745	$1,576	$1,402
Other Comprehensive Income
Net change in unrealized losses on available-for-sale securities	(21)	(80)	(115)	(103)
Net change in unrealized gains (losses) on cash flow hedges	6	(356)	(150)	(271)
Net loss on translation of net foreign operations	(366)	(213)	(431)	(260)
Total Comprehensive Income	$419	$96	$880	$768

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Preferred Shares
Balance at beginning of period	$2,571	$2,571	$2,571	$2,571
Issued during the period (Note 11)	290	-	290	-
Balance at End of Period	2,861	2,571	2,861	2,571
Common Shares
Balance at beginning of period	7,001	6,368	6,927	6,198
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	42	131	92	257
Issued under the Stock Option Plan	47	91	71	135
Balance at End of Period	7,090	6,590	7,090	6,590
Contributed Surplus
Balance at beginning of period	102	89	92	79
Stock option expense/exercised	-	(1)	10	9
Balance at End of Period	102	88	102	88
Retained Earnings
Balance at beginning of period	13,192	11,981	12,848	11,748
Net income	800	745	1,576	1,402
Dividends – Preferred shares	(34)	(34)	(68)	(69)
– Common shares	(398)	(393)	(796)	(782)
Share issue expense	(4)	-	(4)	-
Balance at End of Period	13,556	12,299	13,556	12,299
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	421	457	515	480
Unrealized losses on available-for-sale securities arising during the period (net of income tax recovery of $11, $17, $50 and $26)	(12)	(27)	(98)	(48)
Reclassification to earnings of gains in the period (net of income tax recovery of $5, $21, $9 and $22)	(9)	(53)	(17)	(55)
Balance at End of Period	400	377	400	377
Accumulated Other Comprehensive Loss on Cash Flow Hedges
Balance at beginning of period	(94)	99	62	14
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $(15), $135, $53 and $109)	30	(309)	(153)	(232)
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax recovery of $10, $24, less than $1 and $18)	(24)	(47)	3	(39)
Balance at End of Period	(88)	(257)	(88)	(257)
Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(1,200)	(940)	(1,135)	(893)
Unrealized loss on translation of net foreign operations	(665)	(644)	(894)	(785)
Impact of hedging unrealized loss on translation of net foreign operations (net of income tax provision of $(116), $(181), $(180) and $(220))	299	431	463	525
Balance at End of Period	(1,566)	(1,153)	(1,566)	(1,153)
Total Accumulated Other Comprehensive Loss	(1,254)	(1,033)	(1,254)	(1,033)
Total Shareholders’ Equity	$22,355	$20,515	$22,355	$20,515

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2011 • 29

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Cash Flows from Operating Activities
Net income	$800	$745	$1,576	$1,402
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	-	10	1	28
Net (gain) on securities, other than trading	(48)	(64)	(81)	(129)
Net (increase) decrease in trading securities	51	(7,066)	(3,169)	(13,066)
Provision for credit losses	145	249	393	582
(Gain) on sale of securitized loans (Note 3)	(140)	(125)	(266)	(247)
Change in derivative instruments – (increase) decrease in derivative asset	(4,584)	3,835	5,281	5,472
– increase (decrease) in derivative liability	4,007	(2,124)	(5,779)	(3,533)
Amortization of premises and equipment	75	64	143	129
Amortization of intangible assets	42	55	92	105
Net (increase) decrease in future income tax asset	(47)	73	(104)	94
Net (increase) decrease in current income tax asset	(54)	(403)	101	(1,063)
Change in accrued interest – (increase) in interest receivable	(167)	(152)	(8)	(51)
– increase (decrease) in interest payable	107	59	(48)	(209)
Changes in other items and accruals, net	198	(1,364)	(1,966)	(1,092)
(Gain) on sale of land and buildings	-	-	(1)	(4)
Net Cash provided by (Used in) Operating Activities	385	(6,208)	(3,835)	(11,582)
Cash Flows from Financing Activities
Net increase in deposits	7,056	1,741	9,814	7,313
Net increase in securities sold but not yet purchased	1,780	805	7,609	4,731
Net increase (decrease) in securities lent or sold under repurchase agreements	(6,924)	(2,896)	(1,519)	1,331
Proceeds from issuance of covered bond deposit (Note 10)	-	-	1,500	-
Repayment of subordinated debt (Note 9)	-	-	-	(500)
Proceeds from issuance of subordinated debt (Note 9)	1,500	-	1,500	-
Proceeds from issuance of preferred shares (Note 11)	290	-	290	-
Proceeds from issuance of common shares	47	94	74	138
Redemption of Capital Trust Securities (Note 10)	-	-	(400)	-
Share issue expense	(4)	-	(4)	-
Cash dividends paid	(390)	(299)	(775)	(597)
Net Cash Provided by (Used In) Financing Activities	3,355	(555)	18,089	12,416
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(162)	944	(538)	683
Purchases of securities, other than trading	(4,807)	(7,363)	(9,144)	(15,408)
Maturities of securities, other than trading	3,283	2,280	8,732	4,602
Proceeds from sales of securities, other than trading	3,082	7,336	4,960	10,133
Net (increase) in loans	(4,614)	(4,567)	(6,670)	(7,084)
Proceeds from securitization of loans (Note 3)	2,633	1,510	3,336	1,843
Net (increase) decrease in securities borrowed or purchased under resale agreements	1,765	8,590	(6,307)	9,744
Proceeds from sales of land and buildings	-	-	1	5
Premises and equipment – net purchases	(78)	(16)	(110)	(70)
Purchased and developed software – net purchases	(51)	(77)	(118)	(120)
Acquisitions (Note 7)	(86)	(24)	(106)	(922)
Net Cash Provided by (Used in) Investing Activities	965	8,613	(5,964)	3,406
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,007)	(568)	(1,243)	(572)
Net Increase in Cash and Cash Equivalents	3,698	1,282	7,047	3,668
Cash and Cash Equivalents at Beginning of Period	20,717	12,341	17,368	9,955
Cash and Cash Equivalents at End of Period	$24,415	$13,623	$24,415	$13,623
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$23,550	$12,334	$23,550	$12,334
Cheques and other items in transit, net	865	1,289	865	1,289
	$24,415	$13,623	$24,415	$13,623
Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the period	$815	$687	$1,933	$1,726
Amount of income taxes paid in the period	$298	$258	$275	$1,068

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

30 • BMO Financial Group Second Quarter Report 2011

Notes to Consolidated Financial Statements

April 30, 2011 (Unaudited)

Note 1: Basis of Presentation

These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2010 as set out on pages 114 to 168 of our 2010 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our annual consolidated financial statements for the year ended October 31, 2010 and include all normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the periods presented.

Note 2: Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our

Consolidated Balance Sheet. As at April 30, 2011, there was a $23 million ($nil as at April 30, 2010) allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the three months ended	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Specific Allowance at beginning of period	65	37	56	56	477	510	10	10	608	613
Provision for credit losses	20	26	109	143	68	80	(10)	-	187	249
Recoveries	-	3	30	28	20	10	-	-	50	41
Write-offs	(19)	(27)	(137)	(173)	(126)	(90)	-	-	(282)	(290)
Foreign exchange and other	2	-	1	-	(12)	(19)	-	-	(9)	(19)
Specific Allowance at end of period	68	39	59	54	427	491	-	10	554	594

General Allowance at beginning of period	28	23	379	334	832	928	46	45	1,285	1,330
Provision for credit losses	2	(3)	(25)	(20)	(11)	23	(8)	-	(42)	-
Foreign exchange and other	-	-	-	-	(38)	(39)	-	-	(38)	(39)
General Allowance at end of period	30	20	354	314	783	912	38	45	1,205	1,291
Total Allowance	98	59	413	368	1,210	1,403	38	55	1,759	1,885
Comprised of: Loans	98	59	413	368	1,187	1,403	38	55	1,736	1,885
Other credit instruments	-	-	-	-	23	-	-	-	23	-

	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the six months ended	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Specific Allowance at beginning of period	52	33	47	51	481	507	10	5	590	596
Provision for credit losses	51	50	234	289	160	238	(10)	5	435	582
Recoveries	3	5	59	58	46	23	-	-	108	86
Write-offs	(42)	(49)	(284)	(344)	(245)	(251)	-	-	(571)	(644)
Foreign exchange and other	4	-	3	-	(15)	(26)	-	-	(8)	(26)
Specific Allowance at end of period	68	39	59	54	427	491	-	10	554	594

General Allowance at beginning of period	22	18	340	266	891	968	44	54	1,297	1,306
Provision for credit losses	8	2	14	24	(58)	(17)	(6)	(9)	(42)	-
Foreign exchange and other	-	-	-	24	(50)	(39)	-	-	(50)	(15)
General Allowance at end of period	30	20	354	314	783	912	38	45	1,205	1,291
Total Allowance	98	59	413	368	1,210	1,403	38	55	1,759	1,885
Comprised of: Loans	98	59	413	368	1,187	1,403	38	55	1,736	1,885
Other credit instruments	-	-	-	-	23	-	-	-	23	-

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2011 • 31

Loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”).

Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on these loans.

Note 3: Securitization

The following tables summarize our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the three and six months ended April 30, 2011 and 2010:

(Canadian $ in millions)
	Residential mortgages		Credit card loans		Total
For the three months ended	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Net cash proceeds (1)	1,423	1,492	1,200	-	2,623	1,492
Investment in securitization vehicle (2)	-	-	81	-	81	-
Deferred purchase price	39	66	36	-	75	66
Servicing liability	(8)	(11)	(5)	-	(13)	(11)
	1,454	1,547	1,312	-	2,766	1,547
Loans sold	1,444	1,520	1,284	-	2,728	1,520
Gain on sale of loans from new securitizations	10	27	28	-	38	27
Gain on sale of loans sold to revolving securitization vehicles	10	12	92	86	102	98

	Residential mortgages		Credit card loans		Total
For the six months ended	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Net cash proceeds (1)	2,122	1,823	1,200	-	3,322	1,823
Investment in securitization vehicle (2)	-	-	81	-	81	-
Deferred purchase price	68	84	36	-	104	84
Servicing liability	(12)	(14)	(5)	-	(17)	(14)
	2,178	1,893	1,312	-	3,490	1,893
Loans sold	2,153	1,857	1,284	-	3,437	1,857
Gain on sale of loans from new securitizations	25	36	28	-	53	36
Gain on sale of loans sold to revolving securitization vehicles	22	30	191	181	213	211
(1) Net cash proceeds represent cash proceeds less issuance costs.	(2) Includes credit card securities retained on-balance sheet by the bank.

The key weighted-average assumptions used to value the deferred purchase price for securitizations were as follows:
			Residential mortgages		Credit card loans
For the three months ended			April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Weighted-average life (years)			3.96	4.65	1.00	1.00
Prepayment rate (%)			25.46	16.00	35.36	34.05
Interest rate (%)			3.62	4.12	21.47	21.17
Expected credit losses (%) (1)			-	-	4.69	4.58
Discount rate (%)			2.15	2.73	9.40	9.09

			Residential mortgages		Credit card loans
For the six months ended			April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Weighted-average life (years)			3.89	4.71	1.00	1.00
Prepayment rate (%)			22.46	16.00	36.53	35.33
Interest rate (%)			3.80	4.14	21.59	21.33
Expected credit losses (%) (1)			-	-	4.69	4.58
Discount rate (%)			2.24	2.77	9.31	9.16
(1)	As the residential mortgages are fully insured, there are no expected credit losses.

32 • BMO Financial Group Second Quarter Report 2011

Note 4: Variable Interest Entities

Total assets in our Variable Interest Entities (“VIEs”) and our maximum exposure to losses are summarized in the following table. For additional information on our VIEs, refer to Note 9 on pages 128 to 130 of our 2010 Annual Report.

(Canadian $ in millions)	April 30, 2011								October 31, 2010
	Exposure to loss							Total assets	Exposure to loss							Total assets
	Undrawn facilities	(1)	Drawn facilities and loans provided	(2)	Securities held	Derivative assets	Total		Undrawn facilities	(1)	Drawn facilities and loans provided	(2)	Securities held	Derivative assets	Total
Unconsolidated VIEs in which we have a significant variable interest
Canadian customer securitization vehicles (3)	2,272		-		89	6	2,367	2,070	2,958		-		113	14	3,085	2,976
U.S. customer securitization vehicle	4,077		139		-	5	4,221	3,610	3,905		251		-	2	4,158	4,074
Bank securitization vehicles (3)	5,100		-		705	41	5,846	9,469	5,100		-		637	100	5,837	9,469
Credit protection vehicle – Apex (4)(5)	1,030		-		1,280	355	2,665	2,213	1,030		-		1,128	669	2,827	2,208
Structured investment vehicles (6)	89		3,457		-	28	3,574	3,680	171		5,097		-	30	5,298	5,225
Structured finance vehicles	na		na		7,168	-	7,168	9,734	na		na		4,745	-	4,745	5,330
Capital and funding trusts	43		12		2	-	57	1,279	43		12		2	-	57	1,277
Total	12,611		3,608		9,244	435	25,898	32,055	13,207		5,360		6,625	815	26,007	30,559
Consolidated VIEs
Canadian customer securitization vehicles (3)(7)	67		-		65	-	132	65	200		-		196	-	396	196
Capital and funding trusts	4,169		6,831		580	45	11,625	8,901	4,081		6,919		740	76	11,816	9,673
Structured finance vehicles	-		-		26	-	26	26	-		-		27	-	27	27
Total	4,236		6,831		671	45	11,783	8,992	4,281		6,919		963	76	12,239	9,896
(1)	These facilities include senior funding facilities provided to our credit protection vehicle and structured investment vehicles as well as backstop liquidity facilities provided to our bank securitization vehicles, our Canadian customer securitization vehicles and our U.S. customer securitization vehicle. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at April 30, 2011 and October 31, 2010. Backstop liquidity facilities provided to our U.S. customer securitization vehicle include credit support and are discussed in Note 6.
(2)	Amounts outstanding from backstop liquidity facilities and senior funding facilities are classified as Loans - Businesses and governments.
(3)	Securities held in our bank securitization vehicles are comprised of $63 million of asset-backed commercial paper classified as trading securities ($105 million in 2010), $290 million of deferred purchase price ($261 million in 2010) and $352 million of asset-backed securities ($271 million in 2010) classified as available-for-sale securities. Securities held in our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities. Assets held by all these vehicles relate to assets in Canada.
(4)	Derivatives held with this vehicle are classified as trading instruments. Changes in the fair value of these derivatives are offset by derivatives held with third-party counterparties that are also classified as trading instruments.
(5)	Securities held are classified as trading securities and have a face value of $1,415 million. Our exposure to these securities has been hedged through derivatives.
(6)	Securities held are comprised of capital notes, classified as available-for-sale securities. We have written these notes down to $nil as at April 30, 2011 and October 31, 2010.
(7)	Total assets held as at April 30, 2011 are comprised of a loan of $36 million ($135 million as at October 31, 2010) and $29 million of other assets ($61 million as at October 31, 2010).

na - not applicable

BMO Financial Group Second Quarter Report 2011 • 33

Note 5: Financial Instruments

Change in Accounting Policy

On August 1, 2008, we elected to transfer from trading to available-for-sale those securities for which we had a change in intent to hold the securities for the foreseeable future rather than to exit or trade them in the short term due to market circumstances at that time.

A continuity of the transferred securities is as follows:

(Canadian $ in millions)
For the three months ended	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010
Fair value of securities at beginning of period	387	435	606	791	1,038
Net sales/maturities	(82)	(41)	(175)	(183)	(227)
Fair value change recorded in other comprehensive income	3	(3)	(2)	(5)	24
Other than temporary impairment recorded in income	-	-	-	-	(8)
Impact of foreign exchange	(1)	(4)	6	3	(36)
Fair value of securities at end of period	307	387	435	606	791

For the six months ended	April 30, 2011	April 30, 2010
Fair value of securities at beginning of period	435	1,378
Net sales/maturities	(123)	(570)
Fair value change recorded in Other Comprehensive Income	-	62
Other than temporary impairment recorded in income	-	(17)
Impact of foreign exchange	(5)	(62)
Fair value of securities at end of period	307	791

Book Value and Fair Value of Financial Instruments

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Refer to the notes to our annual consolidated financial statements on pages 117, 132 and 160 to 161 in our 2010 Annual Report for further discussion on the determination of fair value.

(Canadian $ in millions)			April 30, 2011			October 31, 2010
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	24,415	24,415	-	17,368	17,368	-
Interest bearing deposits with banks	3,336	3,336	-	3,186	3,186	-
Securities	120,584	120,671	87	123,399	123,433	34
Securities borrowed or purchased under resale agreements	33,040	33,040	-	28,102	28,102	-
Loans
Residential mortgages	49,560	50,045	485	48,715	49,531	816
Consumer instalment and other personal	52,189	52,319	130	51,159	51,223	64
Credit cards	1,936	1,936	-	3,308	3,308	-
Business and governments	66,127	65,858	(269)	68,338	68,084	(254)
	169,812	170,158	346	171,520	172,146	626
Customers’ liability under acceptances	6,620	6,618	(2)	7,001	6,998	(3)
Allowance for credit losses	(1,736)	(1,736)	-	(1,878)	(1,878)	-
Total loans and customers’ liability under acceptances, net of allowance for credit losses	174,696	175,040	344	176,643	177,266	623
Derivative instruments	44,268	44,268	-	49,759	49,759	-
Premises and equipment	1,519	1,519	-	1,560	1,560	-
Goodwill	1,584	1,584	-	1,619	1,619	-
Intangible assets	848	848	-	812	812	-
Other assets	8,938	8,938	-	9,192	9,192	-
	413,228	413,659	431	411,640	412,297	657
Liabilities
Deposits	253,387	253,519	132	249,251	249,544	293
Derivative instruments	41,145	41,145	-	47,970	47,970	-
Acceptances	6,620	6,620	-	7,001	7,001	-
Securities sold but not yet purchased	23,631	23,631	-	16,438	16,438	-
Securities lent or sold under repurchase agreements	43,912	43,912	-	47,110	47,110	-
Other liabilities	16,570	16,640	70	17,414	17,504	90
Subordinated debt	5,208	5,382	174	3,776	3,947	171
Capital trust securities	400	411	11	800	823	23
Shareholders’ equity	22,355	22,355	-	21,880	21,880	-
	413,228	413,615	387	411,640	412,217	577
Total fair value adjustment			44			80

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

34 • BMO Financial Group Second Quarter Report 2011

Financial Instruments Designated as Held for Trading

A portion of our structured note liabilities has been designated as trading under the fair value option and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was a decrease of $1 million and an increase of $46 million in non-interest revenue, trading revenues, respectively, for the three and six months ended April 30, 2011 (increase of $30 million and $4 million, respectively, for the three and six months ended April 31, 2010). This includes a decrease of $11 million and $7 million, respectively, for the three and six months ended April 30, 2011 attributable to changes in our credit spread (increase of $17 million and $11 million, respectively, for the three and six months ended April 30, 2010). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

    The change in fair value related to changes in our credit spread that has been recognized since they were designated as held for trading to April 30, 2011 was an unrealized loss of $36 million. Starting in 2009, we hedged the exposure to changes in our credit spreads.

    The fair value and amount due at contractual maturity of these structured notes accounted for as held for trading as at April 30, 2011 were $4,161 million and $4,297 million, respectively ($3,976 million and $4,084 million, respectively, as at October 31, 2010).

    We designate certain insurance investments as trading under the fair value option since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. Electing the fair value option for these investments better aligns the accounting result with the way the portfolio is managed. The fair value of these securities as at April 30, 2011 was $4,471 million ($4,153 million as at October 31, 2010). The impact of recording these as trading securities was an increase of $37 million and a decrease $25 million in non-interest revenue, insurance income, respectively, for the three and six months ended April 30, 2011 (increase of $36 million and $128 million, respectively, for the three and six months ended April 30, 2010). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

BMO Financial Group Second Quarter Report 2011 • 35

Fair Value Measurement

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs

(Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)			April 30, 2011	October 31, 2010

	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	19,671	-	-	15,932	72	-
Canadian provincial and municipal governments	4,939	155	-	3,910	5	-
U.S. federal government	3,698	-	-	8,060	-	-
U.S. states, municipalities and agencies	162	56	-	849	205	-
Other governments	1,864	-	-	1,365	-	-
Mortgage-backed securities and collateralized mortgage obligations	779	198	-	859	-	211
Corporate debt	7,526	3,523	1,199	7,419	3,595	1,358
Corporate equity	28,400	1,045	-	27,267	603	-
	67,039	4,977	1,199	65,661	4,480	1,569
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	13,636	-	-	14,701	-	-
Canadian provincial and municipal governments	1,407	265	-	1,442	253	-
U.S. federal government	4,684	-	-	5,658	-	-
U.S. states, municipalities and agencies	516	3,185	12	-	4,237	20
Other governments	7,386	738	-	9,455	587	-
Mortgage-backed securities and collateralized mortgage obligations	549	8,061	-	688	8,204	20
Corporate debt	3,409	235	1,547	2,959	133	1,500
Corporate equity	122	182	342	139	178	369
	31,709	12,666	1,901	35,042	13,592	1,909
Fair Value Liabilities
Securities sold but not yet purchased	23,631	-	-	16,438	-	-
Structured note liabilities	-	4,161	-	-	3,976	-
	23,631	4,161	-	16,438	3,976	-
Derivative Assets
Interest rate contracts	17	22,385	136	24	33,862	217
Foreign exchange contracts	53	15,810	-	45	10,089	-
Commodity contracts	2,112	559	-	2,207	382	-
Equity contracts	1,815	586	3	1,028	617	8
Credit default swaps	-	645	147	-	1,120	160
	3,997	39,985	286	3,304	46,070	385
Derivative Liabilities
Interest rate contracts	18	21,544	42	38	32,593	48
Foreign exchange contracts	17	14,718	-	20	9,517	-
Commodity contracts	1,562	226	-	2,087	501	-
Equity contracts	131	2,269	74	53	2,109	71
Credit default swaps	-	542	2	-	930	3
	1,728	39,299	118	2,198	45,650	122

36 • BMO Financial Group Second Quarter Report 2011

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

    Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

    Sensitivity analysis at April 30, 2011 for the most significant Level 3 instruments is provided below.

    Within Level 3 trading securities is corporate debt of $1,176 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.

    Within Level 3 available-for-sale corporate debt securities is the deferred purchase price of $630 million related to our off-balance sheet securitization activities. We have determined the valuation of the deferred purchase price (excess spread) based on expected future cash flows. The significant inputs for the valuation model include interest rate, weighted-average prepayment rate, weighted-average maturity, expected credit losses and weighted-average discount rate. The determination of interest rates has the most significant impact on the valuation of the deferred purchase price. The impact of assuming a 10 percent increase or decrease in the interest rate would result in a change in fair value of $83 million and $(83) million, respectively.

    Within derivative assets and derivative liabilities as at April 30, 2011 was $282 million and $44 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives and the related securities based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(3) million and $3 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and six months ended April 30, 2011.

    During the quarter ended April 30, 2011, $45 million of corporate debt securities within trading securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third-party vendor and are based on market prices.

    During the six months ended April 30, 2011, $207 million and $20 million of mortgage-backed securities and collateralized mortgage obligations were transferred from Level 3 to Level 2 within trading securities and available-for-sale securities, respectively, as values for these securities are now obtained through a third-party vendor and are based on a larger volume of market prices.

    During the six months ended April 30, 2011, derivative assets of $6 million and derivative liabilities of $9 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

    During the year ended October 31, 2010, a portion of the asset-backed commercial paper issued by the conduits known as the Montreal Accord were transferred from Level 3 to Level 2 within corporate debt trading securities because we are now valuing the notes based on broker quotes rather than internal models due to increased broker/dealer trading of these securities, resulting in improved liquidity. In addition, certain available-for-sale corporate debt securities that were previously valued using observable market information were transferred from Level 2 to Level 1 as values for these securities became available in active markets.

Changes in Level 3 Fair Value Measurements

The tables on the following page present a reconciliation of all changes in Level 3 financial instruments during the three and six months ended April 30, 2011, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

BMO Financial Group Second Quarter Report 2011 • 37

(Canadian $ in millions)
		Change in Fair Value
For the three months ended April 30, 2011	Balance, January 31, 2011	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers out of Level 3	Fair Value as at April 30, 2011	Unrealized Gains (losses) (2)
Trading Securities
Corporate debt	1,302	(56)	-	-	-	(2)	(45)	1,199	(64)
Total trading securities	1,302	(56)	-	-	-	(2)	(45)	1,199	(64)
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	18	-	(1)	-	(5)	-	-	12	(1)
Corporate debt	1,429	55	24	88	(19)	(30)	-	1,547	24
Corporate equity	360	(1)	(19)	3	(1)	-	-	342	(19)
Total available-for-sale securities	1,807	54	4	91	(25)	(30)	-	1,901	4
Derivative Assets
Interest rate contracts	182	(8)	-	-	-	(38)	-	136	136
Equity contracts	3	-	-	-	-	-	-	3	3
Credit default swaps	141	3	-	3	-	-	-	147	147
Total derivative assets	326	(5)	-	3	-	(38)	-	286	286
Derivative Liabilities
Interest rate contracts	39	-	-	3	-	-	-	42	42
Equity contracts	68	8	-	-	-	(2)	-	74	74
Credit default swaps	3	-	-	-	-	(1)	-	2	2
Total derivative liabilities	110	8	-	3	-	(3)	-	118	118

(1) Includes cash settlement of derivative assets and derivative liabilities.	(2) Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on April 30, 2011 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on April 30, 2011 are included in Accumulated Other Comprehensive Income.

(Canadian $ in millions)
		Change in Fair Value
For the six months ended April 30, 2011	Balance, October 31, 2010	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers out of Level 3	Fair Value as at April 30, 2011	Unrealized Gains (losses) (2)
Trading Securities
Mortgage-backed securities and collateralized mortgage obligations	211	(4)	-	-	-	-	(207)	-	-
Corporate debt	1,358	(59)	-	42	(1)	(2)	(139)	1,199	(65)
Total trading securities	1,569	(63)	-	42	(1)	(2)	(346)	1,199	(65)
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	20	1	(1)	-	(8)	-	-	12	(1)
Mortgage-backed securities and collateralized mortgage obligations	20	-	-	-	-	-	(20)	-	-
Corporate debt	1,500	(5)	20	124	(27)	(65)	-	1,547	20
Corporate equity	369	(6)	(25)	8	(4)	-	-	342	(25)
Total available-for-sale securities	1,909	(10)	(6)	132	(39)	(65)	(20)	1,901	(6)
Derivative Assets
Interest rate contracts	217	(13)	-	-	-	(68)	-	136	136
Equity contracts	8	1	-	-	-	-	(6)	3	3
Credit default swaps	160	(7)	-	3	-	(9)	-	147	147
Total derivative assets	385	(19)	-	3	-	(77)	(6)	286	286
Derivative Liabilities
Interest rate contracts	48	-	-	3	-	(9)	-	42	42
Equity contracts	71	14	-	-	-	(2)	(9)	74	74
Credit default swaps	3	-	-	-	-	(1)	-	2	2
Total derivative liabilities	122	14	-	3	-	(12)	(9)	118	118

(1) Includes cash settlement of derivative assets and derivative liabilities.	(2) Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on April 30, 2011 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on April 30, 2011 are included in Accumulated Other Comprehensive Income.

38 • BMO Financial Group Second Quarter Report 2011

Other Items Measured at Fair Value

Certain assets such as foreclosed assets are measured at fair value at initial recognition but are not required to be measured at fair value on an ongoing basis.

As at April 30, 2011, the bank held $151 million of foreclosed assets measured at fair value at inception, all of which were classified as Level 2. For the six months ended April 30, 2011, we recorded write-downs of $17 million on these assets.

Note 6: Guarantees

In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $9,904 million as at April 30, 2011 ($10,163 million as at October 31, 2010). None of the standby letters of credit or guarantees had an investment rating as at April 30, 2011 or October 31, 2010. The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at April 30, 2011, $23 million ($9 million as at October 31, 2010) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to third parties (See Note 2). No other amount was included in our Consolidated Balance Sheet as at April 30, 2011 and October 31, 2010 related to those standby letters of credit and guarantees.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $13,279 million as at April 30, 2011 ($14,009 million as at October 31, 2010), of which $11,259 million relates to facilities that are investment grade, $990 million that are non-investment grade and $1,030 million that are not rated ($11,036 million, $625 million and $2,348 million, respectively, as at October 31, 2010). As at April 30, 2011, $163 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($292 million as at October 31, 2010), of which $139 million (US$147 million) ($251 million or US$246 million as at October 31, 2010) related to the U.S. customer securitization vehicle discussed in Note 4.

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 4.

Senior Funding Facilities

We also provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. As at April 30, 2011, $3,457 million had been drawn ($5,097 million as at October 31, 2010) in accordance with the terms of the funding facilities related to the SIVs. As at April 30, 2011, no amounts had been drawn down in accordance with the terms of the funding facility provided to our credit protection vehicle ($nil as at October 31, 2010) (See Note 4).

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at April 30, 2011 or October 31, 2010.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $36,849 million as at April 30, 2011 ($40,650 million as at October 31, 2010), of which $34,690 million relates to swaps that are investment grade, $2,007 million are non-investment grade swaps and $152 million are not rated ($37,764 million, $2,622 million and $264 million, respectively, as at October 31, 2010). The terms of these contracts range from one day to 12 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $544 million as at April 30, 2011 ($933 million as at October 31, 2010).

Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from less than one month to eight years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $318 million as at April 30, 2011 ($599 million as at October 31, 2010), none of which had an investment rating (none of which had an investment rating as at October 31, 2010).

Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum

BMO Financial Group Second Quarter Report 2011 • 39

amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from 11 months to 25 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $85 million as at

April 30, 2011 ($87 million as at October 31, 2010), none of which had an investment rating (none of which had an investment rating as at October 31, 2010).

Note 7: Acquisitions

We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets and the liabilities assumed based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

Lloyd George Management (“LGM”)

On April 28, 2011, we completed the acquisition of all outstanding voting shares of Hong Kong-based Lloyd George Management, for cash consideration of $87 million subject to a post-closing adjustment based on working capital, plus contingent consideration based on meeting certain revenue thresholds over three years. Contingent consideration of approximately $13 million is expected to be paid in future years related to this acquisition. The acquisition of LGM allows us to expand our investment management capabilities in Asia and emerging markets to meet clients’ growing demand for global investment strategies. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over a period of 15 years. Goodwill related to this acquisition is not deductible for tax purposes. LGM is part of our Private Client Group reporting segment.

AMCORE Bank, N.A. (“AMCORE”)

On April 23, 2010, we completed the acquisition of certain assets and liabilities of AMCORE from the FDIC for total consideration of $253 million, subject to a post-closing adjustment based on net assets. During the year ended October 31, 2010, we reduced the purchase price by $28 million based on a revaluation of the net assets acquired. As part of the acquisition, we had the option to purchase certain AMCORE branches after the close of the transaction. During the quarter ended January 31, 2011, we increased the purchase price by $20 million to $245 million as a result of the purchase of certain of these branches. The acquired assets and liabilities are included in our Personal and Commercial Banking U.S. reporting segment.

Future Acquisitions

Marshall & Ilsley Corporation (“M&I”)

On December 17, 2010, we announced that we had reached a definitive agreement to purchase M&I in a common stock-for-common stock transaction. The purchase price will depend on the number of M&I common shares outstanding at the closing date and is estimated at $4.1 billion. In addition, we have agreed to purchase M&I’s Troubled Asset Relief Program preferred shares and warrants from the U.S. Treasury. The acquisition of M&I will strengthen our competitive position in the U.S. Midwest markets. Subject to regulatory approval and shareholders’ vote, the acquisition is expected to close in the third quarter of fiscal 2011. M&I will primarily be part of our Personal and Commercial Banking U.S. reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
	LGM	AMCORE
Cash resources (1)	3	420
Securities	2	10
Loans	-	1,551
Premises and equipment	-	20
Goodwill	50	86
Intangible assets	31	24
Other assets	4	494
Total assets	90	2,605
Deposits	-	2,207
Other liabilities	3	153
Total liabilities	3	2,360
Purchase price	87	245

The allocation of the purchase price for LGM is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

(1) Cash resources, acquired through the AMCORE acquisition include cash and cash equivalents and interest bearing deposits.

40 • BMO Financial Group Second Quarter Report 2011

Note 8: Employee Compensation

Stock Options

During the six months ended April 30, 2011, we granted a total of 1,798,913 stock options (1,737,204 during the six months ended April 30, 2010). The weighted-average fair value of options granted during the six months ended April 30, 2011 was $10.60 per option ($9.97 during the six months ended April 30, 2010). The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For stock options granted during the six months ended	April 30, 2011	April 30, 2010
Expected dividend yield	4.7%	6.6%
Expected share price volatility	24.0%	27.5%
Risk-free rate of return	2.9%	2.9%
Expected period until exercise (in years)	6.5	6.5

Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Benefits earned by employees	39	31	5	5
Interest cost on accrued benefit liability	63	64	13	14
Actuarial loss recognized in expense	23	19	2	1
Amortization of plan amendment costs	3	4	(2)	(1)
Expected return on plan assets	(80)	(74)	(1)	(1)
Benefits expense	48	44	17	18
Canada and Quebec pension plan expense	23	18	-	-
Defined contribution expense	3	3	-	-
Total pension and other employee future benefit expenses	74	65	17	18

	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Benefits earned by employees	77	64	11	10
Interest cost on accrued benefit liability	126	128	26	28
Actuarial loss recognized in expense	44	37	3	2
Amortization of plan amendment costs	7	8	(4)	(3)
Expected return on plan assets	(162)	(145)	(2)	(2)
Benefits expense	92	92	34	35
Canada and Quebec pension plan expense	38	32	-	-
Defined contribution expense	5	5	-	-
Total pension and other employee future benefit expenses	135	129	34	35

Note 9: Subordinated Debt

During the quarter ended April 30, 2011, we issued $1.5 billion of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series G Medium-Term Notes, First Tranche, is due July 8, 2021. Interest on this issue is payable semi-annually at a fixed rate of 3.979% until July 8, 2016, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.09%, paid quarterly, thereafter to maturity. This issue is redeemable at our option with the prior approval of the Office of Superintendent of Financial Institutions of Canada (“OSFI”) at par commencing July 8, 2016.

During the quarter ended January 31, 2010, we redeemed all of our 4.00% Series C Medium-Term Notes, First Tranche, due 2015, totalling $500 million. The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.

Note 10: Deposits and Capital Trust Securities

Deposits

During the quarter ended January 31, 2011, we issued US$1.5 billion Covered Bonds – Series 3. This deposit pays interest of 2.625% and matures on January 25, 2016.

Capital Trust Securities

During the quarter ended January 31, 2011, we redeemed all of our BMO Capital Trust Securities – Series B (“BMO BOaTs – Series B”) at a redemption amount equal to $1,000, for an aggregate redemption of $400 million, plus unpaid distributions.

BMO Financial Group Second Quarter Report 2011 • 41

Note 11: Share Capital

During the quarter ended April 30, 2011, we issued 11,600,000 3.9% Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 25, at a price of $25.00 per share, representing an aggregate issue price of $290 million.

During the quarter ended April 30, 2010, we did not issue or redeem any preferred shares.

On December 13, 2010, we announced the renewal of our normal course issuer bid, which allows us to repurchase for cancellation up to 15,000,000 of our common shares during the period from December 16, 2010 to December 15, 2011.

We did not repurchase any common shares under the existing normal course issuer bid. We did not repurchase any common shares under our previous normal course issuer bid, which expired on December 1, 2010.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	April 30, 2011		October 31, 2010
	Number of shares	Amount	Number of shares	Amount	Convertible into...
Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	8,000,000	200	-
Class B – Series 10 (b)	12,000,000	396	12,000,000	396	common shares (c)
Class B – Series 13	14,000,000	350	14,000,000	350	-
Class B – Series 14	10,000,000	250	10,000,000	250	-
Class B – Series 15	10,000,000	250	10,000,000	250	-
Class B – Series 16	12,000,000	300	12,000,000	300	preferred shares - class B-series 17 (d)
Class B – Series 18	6,000,000	150	6,000,000	150	preferred shares - class B-series 19 (d)
Class B – Series 21	11,000,000	275	11,000,000	275	preferred shares - class B-series 22 (d)
Class B – Series 23	16,000,000	400	16,000,000	400	preferred shares - class B-series 24 (d)
Class B – Series 25	11,600,000	290	-	-	preferred shares - class B-series 26 (d)
		2,861		2,571
Common Shares	569,675,638	7,090	566,468,440	6,927
Share Capital		9,951		9,498
(a)	For additional information refer to Notes 20 and 22 to our consolidated financial statements for the year ended October 31, 2010 on pages 145 to 149 of our 2010 Annual Report.
(b)	Face value is US$300 million.
(c)	The number of shares issuable on conversion is not determinable until the date of conversion.
(d)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(e)	The stock options issued under stock option plan are convertible into 14,832,046 common shares as at April 30, 2011 (15,232,139 common shares as at October 31, 2010).

Note 12: Earnings Per Share

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Net income	800	745	1,576	1,402
Dividends on preferred shares	(34)	(34)	(68)	(69)
Net income available to common shareholders	766	711	1,508	1,333
Average number of common shares outstanding (in thousands)	568,829	558,320	568,052	556,120
Basic earnings per share (Canadian $)	1.35	1.27	2.65	2.40

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Net income available to common shareholders adjusted for dilution effect	766	711	1,508	1,333
Average number of common shares outstanding (in thousands)	568,829	558,320	568,052	556,120
Convertible shares	248	252	248	252
Stock options potentially exercisable (1)	10,539	11,671	10,417	11,053
Common shares potentially repurchased	(8,209)	(8,375)	(8,057)	(7,873)
Average diluted number of common shares outstanding (in thousands)	571,407	561,868	570,660	559,552
Diluted earnings per share (Canadian $)	1.34	1.26	2.64	2.38
(1)	In computing diluted earnings per share we excluded average stock options outstanding of 1,195,243 and 1,511,558, with a weighted-average exercise price of $65.81 and $64.66, respectively, for the three months and six months ended April 30, 2011 (2,421,479 and 3,134,100 with a weighted-average exercise price of $61.34 and $59.98, respectively, for the three months and six months ended April 30, 2010) as the average share price for the period did not exceed the exercise price.

42 • BMO Financial Group Second Quarter Report 2011

Note 13: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: meets our target regulatory capital ratios and internal assessment of risk-based capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We have met OSFI’s stated minimum capital ratios requirement as at April 30, 2011. Our capital position as at April 30, 2011 is detailed in the Capital Management section on page 14 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.

Note 14: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for a negative impact on the balance sheet and/or statement of income resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Key measures as at April 30, 2011 are outlined in the Risk Management section on page 10 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.

Note 15: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as adjusted operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada

Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including everyday banking, financing, investing and credit cards, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines.

Personal and Commercial Banking U.S.

Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Private Client Group

Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions. PCG operates in both Canada and the United States, as well as in China and the United Kingdom.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.

BMO Financial Group Second Quarter Report 2011 • 43

Corporate Services

Corporate Services includes the corporate units that provide expertise and governance support in areas such as Technology and Operations (“T&O”), strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&O manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.

Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.

Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provisions for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

During the year ended October 31, 2010, we changed the accounting for certain BMO CM transactions on a basis that reflects their teb. We believe these adjustments are useful and reflect how BMO CM manages its business, since it enhances the comparability of taxable revenues and tax-advantaged revenues. The change results in increases in net interest income and income taxes in BMO CM with offsetting amounts reflected in Corporate Services. There was no overall net income change in either of the two groups. Prior periods have been restated to reflect this reclassification.

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.

Securitization Accounting

During the year ended October 31, 2010, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada, with offsetting amounts in Corporate Services, and net interest income earned on all securitized mortgage assets is included in P&C Canada net interest income. Previously, net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. Prior periods have been restated to conform to this new presentation.

U.S. Mid-Market Client Accounts

Effective in the year ended October 31, 2010, we identified U.S. mid-market client accounts that would be better served by a commercial banking model and transferred their balances to P&C U.S. from BMO CM. Prior periods have been restated to reflect this reclassification.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocated our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

44 • BMO Financial Group Second Quarter Report 2011

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2011 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis	)
Net interest income	1,059	283	108	297	(127)	1,620
Non-interest revenue	416	66	474	539	102	1,597
Total Revenue	1,475	349	582	836	(25)	3,217
Provision for credit losses	136	35	2	30	(58)	145
Amortization	36	17	8	7	49	117
Non-interest expense	744	230	429	461	42	1,906
Income before taxes and non-controlling interest in subsidiaries	559	67	143	338	(58)	1,049
Income taxes	158	25	42	103	(97)	231
Non-controlling interest in subsidiaries	-	-	-	-	18	18
Net Income	401	42	101	235	21	800
Average Assets	152,659	29,392	15,501	204,413	9,733	411,698
Goodwill (As At)	120	946	407	109	2	1,584

For the three months ended April 30, 2010 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis	)
Net interest income	990	259	87	380	(194)	1,522
Non-interest revenue	418	77	471	540	21	1,527
Total Revenue	1,408	336	558	920	(173)	3,049
Provision for credit losses	121	31	2	67	28	249
Amortization	34	15	10	8	52	119
Non-interest expense	688	219	392	461	(49)	1,711
Income before taxes and non-controlling interest in subsidiaries	565	71	154	384	(204)	970
Income taxes	171	25	39	124	(152)	207
Non-controlling interest in subsidiaries	-	-	-	-	18	18
Net Income	394	46	115	260	(70)	745
Average Assets	143,649	31,627	14,094	199,056	4,802	393,228
Goodwill (As At)	118	1,016	360	113	2	1,609

For the six months ended April 30, 2011 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis	)
Net interest income	2,168	573	211	633	(338)	3,247
Non-interest revenue	835	138	1,032	1,166	145	3,316
Total Revenue	3,003	711	1,243	1,799	(193)	6,563
Provision for credit losses	272	72	4	60	(15)	393
Amortization	70	36	17	14	98	235
Non-interest expense	1,483	472	879	947	53	3,834
Income before taxes and non-controlling interest in subsidiaries	1,178	131	343	778	(329)	2,101
Income taxes	333	47	89	286	(266)	489
Non-controlling interest in subsidiaries	-	-	-	-	36	36
Net Income	845	84	254	492	(99)	1,576
Average Assets	151,979	30,425	15,242	207,194	9,995	414,835
Goodwill (As At)	120	946	407	109	2	1,584

For the six months ended April 30, 2010 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis	)
Net interest income	2,008	524	174	741	(393)	3,054
Non-interest revenue	812	161	934	1,022	91	3,020
Total Revenue	2,820	685	1,108	1,763	(302)	6,074
Provision for credit losses	241	62	4	132	143	582
Amortization	67	31	19	17	100	234
Non-interest expense	1,366	445	785	923	(84)	3,435
Income before taxes and non-controlling interest in subsidiaries	1,146	147	300	691	(461)	1,823
Income taxes	349	50	74	219	(308)	384
Non-controlling interest in subsidiaries	-	-	-	-	37	37
Net Income	797	97	226	472	(190)	1,402
Average Assets	142,479	32,402	13,839	200,317	4,441	393,478
Goodwill (As At)	118	1,016	360	113	2	1,609
(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

BMO Financial Group Second Quarter Report 2011 • 45

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2011	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	1,251	340	29	1,620
Non-interest revenue	1,266	299	32	1,597
Total Revenue	2,517	639	61	3,217
Provision for credit losses	69	77	(1)	145
Amortization	88	28	1	117
Non-interest expense	1,360	496	50	1,906
Income before taxes and non-controlling interest in subsidiaries	1,000	38	11	1,049
Income taxes	241	(13)	3	231
Non-controlling interest in subsidiaries	14	4	-	18
Net Income	745	47	8	800
Average Assets	274,524	117,095	20,079	411,698
Goodwill (As At)	496	1,067	21	1,584

For the three months ended April 30, 2010	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	1,174	319	29	1,522
Non-interest revenue	1,158	330	39	1,527
Total Revenue	2,332	649	68	3,049
Provision for credit losses	139	123	(13)	249
Amortization	89	29	1	119
Non-interest expense	1,221	449	41	1,711
Income before taxes and non-controlling interest in subsidiaries	883	48	39	970
Income taxes	192	17	(2)	207
Non-controlling interest in subsidiaries	13	5	-	18
Net Income	678	26	41	745
Average Assets	258,367	106,110	28,751	393,228
Goodwill (As At)	442	1,146	21	1,609

For the six months ended April 30, 2011	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	2,507	688	52	3,247
Non-interest revenue	2,587	604	125	3,316
Total Revenue	5,094	1,292	177	6,563
Provision for credit losses	185	209	(1)	393
Amortization	176	57	2	235
Non-interest expense	2,756	976	102	3,834
Income before taxes and non-controlling interest in subsidiaries	1,977	50	74	2,101
Income taxes	465	16	8	489
Non-controlling interest in subsidiaries	27	9	-	36
Net Income	1,485	25	66	1,576
Average Assets	273,785	119,516	21,534	414,835
Goodwill (As At)	496	1,067	21	1,584

For the six months ended April 30, 2010	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	2,323	666	65	3,054
Non-interest revenue	2,234	663	123	3,020
Total Revenue	4,557	1,329	188	6,074
Provision for credit losses	277	313	(8)	582
Amortization	176	56	2	234
Non-interest expense	2,477	874	84	3,435
Income before taxes and non-controlling interest in subsidiaries	1,627	86	110	1,823
Income taxes	360	18	6	384
Non-controlling interest in subsidiaries	27	10	-	37
Net Income	1,240	58	104	1,402
Average Assets	257,737	108,398	27,343	393,478
Goodwill (As At)	442	1,146	21	1,609

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

46 • BMO Financial Group Second Quarter Report 2011

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2010 annual report, this quarterly news release, presentation materials and a supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 25, 2011, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, August 22, 2011, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6850310.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, August 22, 2011.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656

Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Executive Vice-President and CFO

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Blair Morrison, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan

Average market price

February 2011 $61.26

March 2011 $62.39

April 2011 $62.67

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

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Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at

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